UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2011

_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 18, 2011 with respect to the Registrant’s results of operations for the quarter ended June 30, 2011.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended June 30, 2011.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended June 30, 2011.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended June 30, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD.
(Registrant)

By:	/s/ Yael Nevo
Name:	Yael Nevo
Title:	Corporate Secretary

Dated: August 18, 2011.

EXHIBIT INDEX

Exhibit No. 1. 2. 3. 4.
Description

Press release dated August 18, 2011.

Registrant's management discussion.

Registrant's unaudited condensed consolidated financial statements.

Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2011

Hadera, Israel, August 18, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the second quarter and first six months ended June 30, 2011(the "Reported Period"). The Company, its subsidiaries and associated company – is referred to hereinafter as the "Group".

The Consolidated Data set forth below excludes the results of operation of the associated company Hogla-Kimberly Ltd. ("H-K").

Consolidated sales during the Reported Period amounted to NIS 1,022.2 million, as compared with NIS 489.2 million last year, representing an increase of 109.0%, originating primarily from growth in the sales of the packaging paper and recycling sector as compared with the corresponding period last year, coupled with the consolidation of the sales of Hadera Paper - Writing and Printing Ltd ("Hadera Paper Printing"), starting January 1, 2011, in the total sum of NIS 369.2 million, net of inter-company sales totaling NIS 351.1 million.

Consolidated sales in the second quarter of the year totaled NIS 504.6 million, as compared with NIS 249.2 million in the corresponding quarter last year, representing growth of approximately 102.5%, originating primarily as a result of the consolidation of the sales of Hadera Paper Printing in the sum of NIS 187.1 million, coupled with an increase in the sales of the packaging paper and recycling sector in relation to the corresponding quarter last year and as compared with first quarter sales of NIS 517.6 million this year, representing decrease of approximately 2.5%.

The operating profit totaled NIS 55.3 million during the Reported Period, 5.4% of sales, as compared with NIS 12.6 million, 2.6% of sales, in the corresponding period last year. The increase in gross profit during the Reported Period, in relation to the corresponding period last year, is primarily attributed to non-recurring revenues from the sale of real estate, coupled with the significant growth in the gross profit as a result of the said growth in sales, that was offset as a result of the consolidation of the results of the Hadera Paper Printing segment, starting January 1, 2011, due to an operating loss of NIS 9.9 million in this segment.

Operating profit amounted to NIS 1.5 million in the second quarter of the year, as compared with operating profit of NIS 5.1 million in the corresponding quarter last year. The lower profit in the second quarter originated primarily as a result of the consolidation of the operating loss of Hadera Paper Printing in the amount of NIS 6.9 million as a result of the sharp rise in raw material prices, coupled with specific inefficiency in the manufacture of fine paper.

The net profit attributed to the Company's shareholders amounted to NIS 7.9 million in the Reported Period, as compared with net profit of NIS 42.3 million in the corresponding period last year, representing an decrease of 81.3%. The net profit, net of non-recurring revenues and expenditures during the Reported Period, amounted to NIS 23.6 million, representing a decrease of 44.2% in relation to the corresponding period last year.

The decrease in the net profit attributed to the Company's shareholders during the Reported Period was primarily affected by the non-recurring provision in the amount of NIS 37.2 million that was recorded by the Company as a result of the decisions of the court in Turkey relating to the appeals filed by KCTR pertaining to the demand for tax payment handed down to KCTR in Turkey, that was offset by non-recurring revenues from the sale of real estate on Totzeret HaAretz Street in Tel Aviv , coupled with the improvement in the operating profit at the packaging paper and recycling sector. Moreover, the net profit was adversely affected by the rise in financial expenses during the Reported Period, in relation to the corresponding period last year, following the operation of Machine 8.

Basic earnings per share amounted to NIS 1.54 per share ($0.45 per share) in the Reported Period, as compared with basic earnings per share of NIS 8.35 per share ($2.15 per share) in the corresponding period last year.

Basic loss per share amounted to NIS 6.55 per share ($1.92 per share) in the second quarter of the year, as compared with earnings of NIS 3.55 per share ($0.92 per share) in the corresponding quarter last year.

The exchange rate of the NIS in relation to the dollar was revaluated by approximately 3.8% during the Reported Period, as compared with a devaluation of approximately 2.6% during the corresponding period last year (the average exchange rate of the NIS vis-à-vis the dollar was revaluated during the Reported Period by a rate of approximately 6.3% in relation to the corresponding period last year). The changes in exchange rates as mentioned above, affected the results of the various sectors, although the Group's business portfolio, including the investee companies, is practically at equilibrium in terms of foreign currency and consequently, the exposure of the Group to sharp fluctuations in currency exchange rates is low.

The inflation rate during the Reported Period amounted to 2.2%, as compared with an inflation rate of 0.7% in the corresponding period last year.

The Company estimates that the demand for recycled packaging paper, as a replacement for virgin packaging paper, is continuing in global paper markets. The trend of rising prices for recycled products in the global packaging paper market continued in the second quarter as well, and amounts to a cumulative rise in prices of approximately 15% as compared with the end of 2010. Starting in July 2011, the prices of recycled products are expected to decrease by approximately 3% as a result of a slowdown in the global paper market (source: PPI Germany).

The Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the trend of consumption in the Israeli economy during the reported period, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place a special emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

In terms of raw materials, in the Reported Period, the NIS was revaluated in relation to the average dollar and the euro, in relation to last year, by a rate of approximately 6.3% and 1.1%, respectively, leading to savings in terms of inputs and imported products denominated in dollars or euro, in the principal sectors of operation of the Company, whose prices track import prices in the said currencies. As a result of the said revaluation, the relative price of natural gas denominated in dollars, decreased by approximately 7.6% in relation to last year and also contributed to savings. These savings were partially offset as a result of the rise in the prices of water during the Reported Period by an average rate of approximately 24%, in relation to the corresponding period last year, along with the increase in the prices of electricity during the Reported Period, in relation to the corresponding period last year, by a rate of approximately 3.7%. In addition, a sharp rise was recorded in the price of fibers, by an average rate of approximately 12% (in dollar terms) in relation to last year.

2

It should be noted that on May 15, 2011, the Company extended the agreement for the purchase of natural gas with the partners in the Yam Tethys Project. The overall financial volume of the agreement is estimated at approximately $63 million (according to the calculation of the formula at the date of signing the agreement). The new gas agreement entered into effect on July 1, 2011, for a period of two years.

The financial expenses during the Reported Period amounted to NIS 36.1 million, as compared with NIS 10.8 million in the corresponding period last year. The sharp rise in financing expenses is primarily attributed to the fact that during the corresponding period last year, the financing costs of Machine 8 were capitalized. This capitalization ended at the end of May 2010. Moreover, an increase of NIS 7.8 million was recorded in financial expenses in relation to the corresponding period last year, as a result of the higher inflation rate during the Reported Period (Known Index) by approximately 2.2%, as compared with a lower increase of 0.4% in the inflation rate during the corresponding period last year, coupled with the consolidation of the financial expenses of Hadera Paper Printing, starting January 1, 2011, in the sum of NIS 3.6 million.

The Company’s share in the losses of associated companies (H-K) totaled NIS 12.7 million during the Reported Period, as compared with a share in profits in the amount of NIS 40.1 million in the corresponding period last year. The transition to a loss in the Company's share in the earnings of associated companies, as compared with the corresponding period last year, originates primarily as a result of a provision in the amount of NIS 37.2 million, created by the Company following the decisions of the court in Turkey relating to the appeals filed by  KCTR regarding a demand for tax payment handed down to KCTR in Turkey, coupled with the company's share in the earnings of Printing and Writing Paper (consolidated in the Company's financial statements since January 1, 2011), that were included during the corresponding period last year in the amount of approximately NIS 7.4 million.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company's share in the net profit of H-K in Israel (49.9%) during the Reported Period amounted to NIS 25.1 million, as compared with NIS 37.3 million in the corresponding period last year. The decrease in the sum of NIS 12.2 million, originated primarily from the decrease in operating profit that fell from approximately NIS 100.2 million to NIS 63.3 million this year. The sharp decrease in the operating profit is primarily attributed to the erosion of selling prices in certain segments of operation as a result of escalating competition in the market, that grew even worse towards the end of the second quarter as a result of the parallel import of Huggies diapers, coupled with non-recurring expenditures associated with compensation of consumers on account of complaints related to leaks in a new brand of diapers in the first quarter of the year. These were offset by efficiency measures that were implemented across the company and the lowering of purchasing expenditures in view of the decrease in the average dollar exchange rate by approximately 6.3%. These factors served to reduce the erosion in profit during the Reported Period.

3

-
The Company's share in the losses of KCTR Turkey (49.9%) during the Reported Period amounted to NIS 39.4 million, as compared with NIS 2.9 million in the corresponding period last year, representing an increase of approximately NIS 36.5 million. The greater loss is primarily attributed to the provision in the amount of NIS 37.2 million recorded by the Company as a result of the decisions of the court in Turkey relating to the appeals filed by KCTR regarding a demand for tax payment handed down to KCTR in Turkey, an increase that was offset as a result of the continuing efficiency measures during the Reported Period, that led to the reduction in the operating loss from NIS 6.9 million in the corresponding period last year, to NIS 3.5 million during the Reported Period, as well as a result of recording financing income in the amount of approximately NIS 1.2 million, as compared with financing expenses of NIS 1.0 million during the corresponding period last year.

KCTR announced to the Company that it intends to appeal the decisions of the court, based on the expert opinion of its legal consultants, according to which KCTR possesses valid claims against the requirement and that the chances of success in the said appeal, are greater than 50%. However, According to the accounting policy of the company, the fact that the decision of the court had been handed down, even if appealable with great chances of success , creates a situation where it is "more likely than not" that payments will be made on account of these tax demands. Consequently, during the Reported Period, the Company included a provision on account of its share pertaining to the awarded sums.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

Six months ended June 30,
NIS IN THOUSANDS (1)

	2011	2010

Net sales	1,022,242	489,191

Net earnings attributed to the Company's shareholders	7,856	42,328

Basic net earnings per share attributed to the Company's shareholders	1.54	8.35

Fully diluted earnings per share attributed to the Company's shareholders	1.54	8.27

Three months ended June 30,
NIS IN THOUSANDS (1)

	2011	2010

Net sales	504,633	249,206

Net earnings attributed to the Company's shareholders	(33,336)	18,038

Basic net earnings per share attributed to the Company's shareholders	(6.55)	3.55

Fully diluted earnings per share attributed to the Company's shareholders	(6.55)	3.52

(1)	The representative exchange rate at June 30, 2011 was N.I.S. 3.415=$1.00.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Yaeln@hadera-paper.co.il

5

Exhibit 2

Hadera Paper Ltd.

Update to Chapter I (Description of the Corporation's Business) of the
Information Presented in the Company's Periodical Report
As at June 30, 2011

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to Chapter A, Section 5: "Equity investments in the Company and transactions in its shares"

During the reported period, 26,560 option warrants that were granted as part of the management option plan, were exercised. 4,930 Company shares were issued following this exercise. On July 1, 2011, a total of 1,812 option warrants have expired, out of the said stock option plan.

2.	Update of Chapter D, Section 12 - Fixed Assets, Real Estate and Facilities

On March 15, 2011, the Company entered into an engagement with Clal P.V. Ltd., a Company indirectly held and controlled by the controlling shareholder of the Company, for the rental of rooftop areas located at the Company's Hadera plant, for the purpose of establishing facilities for the generation of electricity using photovoltaic technology. On April 21, 2011, the general meeting of the shareholders of the Company ratified the said engagement.

3.	Update to Chapter D, Section 17: "Environmental Protection"

Pursuant to immediate reports by the Company dated April 12, 2011 , and dated April 20, 2011, the Company announced on July 12, 2011, that it had received a permit for discharging wastewater to the Hadera stream. The permit that was obtained is valid until July 31, 2012 and according to the directives stipulated in the permit, covers the terms of said discharge and the relevant reporting obligations. In addition, the Company was required to provide a document of alternatives regarding the discharge of wastewater into the stream.

4.	Update of Chapter D, Section 12 - Fixed Assets, Real Estate and Facilities

Pursuant to the immediate ports of the Company dated May 16, 2010 dated June 2, 2010 dated June 13, 2010 dated July 11, 2010 and dated July 27, 2010 the Company announced on March 27, 2011, that the Company's engagement with Gev-Yam Land Corporation Ltd. and with Amot Investments Ltd. regarding an agreement for the sale of an asset on Totzeret Ha'Aretz Street in Tel Aviv, has been finalized. Pursuant to the finalization of the transaction, the Company has recognized net capital gain of NIS 28 million.

5.	Update to Chapter D, Section 13: "Human Resources"

On March 21, 2011, the general meeting of the shareholders of the Company approved the appointment of Ms. Aliza Rotbard as an external director at the Company and has approved a letter of indemnity for Ms. Aliza Rotbard, according to the arrangement existing at the Company, as may be ratified from time to time for the Company's senior officers.

6.	Update to Chapter D, Section 13: "Human Resources"

On July 7, 2011, the general meeting of the shareholders of the Company approved the extension of the appointment of Ms. Atalia Arad, as an external director of the Company, for an additional period of three years, commencing July 10, 2011 and terminating July 9, 2014.

7.	Update to Chapter D, Section 15: "Finance"

Pursuant to the shelf prospectus published by the Company on May 27, 2011 and its amendment dated June 19, 2011, the Company completed on July 4, 2011 an issue of debentures (extension of bond series 5) at a the volume of approximately NIS 218 million. Net of issuing expenses, the Company received net proceeds amounting to NIS 216.3 million. For additional details, see Note 8a to the financial statements of the Company dated June 30, 2011. The said debentures received an ilA+ rating from Maalot Standard & Poor's. For the rating report, see the Company's immediate report dated July 3, 2011.

8.	Update to Chapter D, Section 19: "Legal Proceedings"

On May 2, 2011, the Company announced that Hogla Kimberly Ltd. ("Hogla"), an associated Company in which 49.9% are held, had announced to the Company that on May 2, 2011, a lawsuit was filed against Hogla, along with a request for the said lawsuit to be recognized as a class action. The plaintiff alleges that Huggies diapers, marketed by Hogla, that  she had purchased, failed to absorb properly due to a malfunction that occurred on the diaper production line. The plaintiff estimates the volume of the lawsuit - in the event that it is approved as a representative class action - at approximately NIS 1.2 billion. At this preliminary stage, it is not yet possible to estimate the chances of the request and its impact, although the legal consultants of the Company estimate that the chances of rejection of the request to be recognized as a class action are higher than the chances of approval.

9.	Update to Chapter D, Section 19: "Material Agreements"

Pursuant to the information provided by the Company in the periodical report for the year 2010, regarding negotiations being conducted by the Company regarding an agreement for the purchase of natural gas, the Company announced that an agreement was signed on May 15, 2011, between the Company and the partners in the Yam Tethys projects ("The Agreement"). Pursuant to the Agreement , the term of the agreement signed between the parties on July 29, 2005, for the purchase of natural gas ("The Original Agreement") (regarding which the Company issued an immediate report on July 31, 2005), will be extended by an additional two years, until June 30, 2013.

The formula for the price of gas set in the Agreement is based on the price of petroleum (Brent barrel) and includes a minimum price for the price of gas. It should be noted, that following the sharp rise in fuel prices that took place since the signing of the Original Agreement, the price of gas in the Agreement is significantly higher than the maximum price that was set in the Original Agreement. This fact could potentially have an impact on the cost of gas for the Company, as compared with the cost according to the Original Agreement, by an additional sum of approximately $19.4 million per annum (according to the calculation of the formula at the date of signing the Agreement , in terms of gross cost, prior to tax shield). The Company is accordingly preparing efficiency and cost-cutting measures. The actual cost of the gas is dependent upon numerous factors, primarily changes in global petroleum prices. The remaining terms of the Original Agreement would remain in force, with the necessary changes.

The overall financial volume of the Agreement is currently estimated at approximately $63 million (according to the calculation of the formula at the date of signing the Agreement). It should be clarified that the actual volume may change over time as a result of changes in global petroleum prices.

In parallel, as stated in previous reports of the Company, the Company is continuing to evaluate a project for building a new power station at the Hadera site. On August 7, 2011, the Board of Directors of the Company was presented with several alternatives regarding the size of the proposed power station. Accordingly,  an alternative was approved by the Board of Directors as the most profitable economically, according to the needs of the Company.  It was decided that the Company will continue to analyze the project, under whose framework the power station will provide steam and electricity that will serve for the manufacturing systems of the Company in Hadera, while the surplus electricity will be sold to Israel Electric Company and/or private customers.

10.	Update to Chapter D, section 24 "Investments in Consolidated Companies"

On August 17, 2011 the Company announced that following an immediate report dated February 18, 2011 regarding  a report from the Turkish tax  authorities that was received at KCTR, the Hogla-Kimberly's Turkish subsidiary, and pursuant to appeals filed by KCTR regarding the said tax demand, and pursuant to the Company report dated August 1, 2011, regarding the decision of the Turkish court regarding some of these appeals, the Company announced that on August 16, 2011, it was informed by KCTR that on August 4, 2011, a decision by the Turkish court was received regarding several additional appeals filed by KCTR pertaining to the said tax demand, pursuant to which KCTR is required to make additional payments to the tax authorities amounting to YTL 2.5 million (approximately USD 1.4 million), that sums up to a total amount of approximately YTL 8.6 million including interest and fines (approximately USD 4.8 million), on account of those issues discussed in the relevant appeals covered by the decision. We note that the level of fines imposed by the court is lower than the fines in the original tax demand.

Consequently, the total sums that KCTR is required to pay according to all of the decisions of the court in Turkey handed down thus far, amount to YTL 9.1 million (approximately USD 5.1 million), and sums up to a total amount of approximately YTL 33.7 million, including interest and fines (approximately USD 19 million). These decisions relate to appeals concerning a principal sum of YTL 9.1 million (approximately USD 5.1 million), representing approximately 27.6% of the overall principal sum of the tax demand.

The Company included a provision on account of its share in the said sum, in its financial statements dated June 30, 2011.

KCTR has informed the Company that it intends to appeal the decision of the court to a higher instance, based on the expert opinion of KCTR's legal consultants, who maintain that - despite the aforementioned court decision - KCTR possesses strong arguments against the demand and that the chances of success in the said appeal, are greater than 50%.

It should be noted that the court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made. The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 23.9 million (approximately USD 13.4 million) and sums up to approximately YTL 101.6 million (without VAT refund offset), including interest and fines (approximately USD 57.2 million). At this time, the Company does not intend to include a provision on account of these outstanding sums in its financial statements dated June 30, 2011.

-Translation from Hebrew-

August 18, 2011

MANAGEMENT  DISCUSSION

The Board of Directors of Hadera Paper Ltd. ("The Company" or "Hadera Paper") is hereby honored to present the Management Discussion as at June 30, 2011, reviewing the principal changes in the operations of the company for the months January through June 2011 ("The Period of the Report" or "The Reported Period"). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumption that the reader is also in possession of the full Periodic Report of the company as at December 31, 2010 ("Annual Financial Statements"). The results of the company that are presented in the management discussion relate to the share of the shareholders of the company in the results, unless stated otherwise.

A.	Description of the Corporation’s Business

1.	Company Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste, manufacture and marketing of fine paper and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the New York Stock Exchange (NYSE).

2.	General

Principal Current Operations

a.	Business Environment

Since the beginning of 2011, the level of uncertainty in global financial markets has been increasing. At the beginning of the year, the global economy was affected by the significant damage to industrial manufacturer in Japan (as a result of the natural disaster) coupled with the rise  in oil and commodity prices, inter alia as a result of the revolutions in the Middle East region in general and in Libya in particular. The markets responded with decreasing prices against the background of the disappointing economic figures in the United States in the second quarter of 2011, that were expressed by weaker private consumption and negligible growth in the employment figures, all in addition to greater uncertainty regarding the treatment of debt in southern European nations in general and in Greece in particular, given the lower ratings they received.

The combination of a concern regarding a renewed slowdown in the global economic activity, an insufficient treatment in the debt of additional countries in Europe (Italy and Spain), and especially the concern in the capital markets from the implications of the downgrade of United States by S&P, led to sharp falls in global financial markets during August.

The Israeli economy launched into 2011 with a continuation of the rapid growth trend that was recorded in 2010. On the other hand, a certain increase was recorded in the inflationary environment, along with the geopolitical developments in several Arab nations that served to increase the level of uncertainty and volatility in the Israeli capital market. The continuation of the instability in the Middle East, inter alia given the possibility that an independent Palestinian state may be declared unilaterally in September 2011, may - under certain scenarios - negatively affect the state of the Israeli economy and the flow of capital for investments. The monetary contraction process in the Israeli economy is continuing at the beginning of 2011 (inter alia as a response to the rapid growth recorded at the beginning of the year, the inflation and the continuing and rapid increase in housing prices and the growth in the volume of housing credit), alongside a similar contractionary process in additional emerging markets worldwide, and the beginning of a similar process in the euro bloc as well. However, Data of the second quarter of 2011 and initial macro data regarding the third quarter of 2011 indicate some moderation in the economic indicators in Israel, following a similar trend worldwide and in the United States in particular. Moreover, increasing signs are apparent regarding slowdown in demand for housing that is expected to serve to slow down the pace of rising inflation rates by the Bank of Israel and perhaps also the pace of rising housing prices. We note that the lately intensified expressions of social protest, due to the high price levels, including food and housing sectors, may lead to reform on the part of the government that may serve to have an impact on the economy.

The company estimates that the demand for recycled packaging paper, as a replacement for virgin packaging paper, is continuing in global paper markets. The trend of rising prices for recycled products in the global packaging paper market continued in the second quarter as well, and amounts to a cumulative rise in prices of approximately 15% as compared with the end of 2010. Starting in July 2011, the prices of recycled products are expected to decrease by approximately 3% as a result of a slowdown in the global paper market (source: PPI Germany).

The above information pertaining to the geopolitical uncertainty, the future trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as business opportunities that may be offered at the company, dependence upon external factors, development and changes in regulation, changes in global raw material prices, changes in the prices of gas, fuel and energy and changes in the supply and demand of global paper products as well as changes in the geopolitical situation in the Middle East.

b.	Impact of the Business Environment on Company Operations

General

The Hadera Paper Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the trend of consumption in the Israeli economy during the reported period, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place a special emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

Sector Operations

In the packaging paper and recycling sector, Machine 8 (the new packaging paper manufacturing array)operated at full capacity during the reported period, as compared with the running-in period that took place in the corresponding period last year, starting in June. This manufacturing array has led to the doubling of operations in the sector. The operation of the new manufacturing array and the growth in the volume of operations have also led to an increased the sales of new paper types that were developed, as recycled paper is replacing paper based on virgin pulp. Selling prices in the packaging paper sector experienced an upward trend during the reported period in Israel, in line with the rise in product prices and paper waste prices globally. The quantitative growth and the elevated selling prices have resulted in a significant improvement in the operating results of the sector, as compared with the corresponding period last year.

Amnir collects paper and cardboard waste, that constitutes the main raw material for the manufacture of packaging paper, from various sources throughout Israel. The Packaging Law entered into effect on March 1, 2011, and certain provisions regarding the start of collection by the recognized body entered into effect on July 1, 2011. Given the directives of the Packaging Law, the Company cannot at this point assess the impact of the law on its activities, and this depends, among other things, on arrangements to be set by virtue of the law regarding separation at source, and in the matter of collection and removal of waste, and on the method by which the recognized body established by power of the law operates. The company is examining the situation and is working toward adapting its paper collection operations. For additional details regarding the packaging law, see the detailed explanation in the periodical report dated December 31, 2010, in Section 24.1.24.5.

The impact of the packaging law on the company constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as arrangements that will be determined by virtue of the law, changes in global raw material prices and changes in the supply and demand of global paper products.

In the Hadera Paper Printing sector, the prices of pulp (the principal raw material in this sector) continued to soar during the reported period in relation to the corresponding period last year. Moreover, following an increase in imports at low prices, the competition in this sector is escalating, as selling prices have been decreasing while eroding the profitability of the products in this sector, starting in the fourth quarter of 2010. This trend has actually grown worse as a result of the continuing revaluation of the  shekel vis-à-vis the US dollar. In order to contend with this business environment, the Hadera Paper Printing sector continued to expand its export operations, including penetration into new markets in the United States, along with widespread efficiency measures. These measures have contributed to reducing the erosion in the profitability of the sector. Furthermore, during the reported period, the sector began to fully operate from the new logistics center in Modi'in, while improving the level of customer service as compared with the period prior to the relocation. This relocation serves to improve the logistic capabilities of the company and is expected to support the continuing growth and expansion of the company.

In the Hogla Kimberly sector (an associated Company), a decrease was recorded in the level of profitability in relation to the corresponding period last year, as a result of price erosion. The said erosion is attributed to the fierce competition that exists in some of the sectors of operation and especially in the diaper sector as a result of parallel imports, coupled with non-recurring increases as a result of the need to compensate consumers regarding complaints concerning a new brand of diapers. In parallel, an increase was reported in the prices of raw materials, that was partially offset by the revaluation of the shekel in relation to the average US dollar during the reported period, as compared with the corresponding period last year, coupled with efficiency measures. Given the challenging environment wherein the sector operates, the company continued to promote sales campaigns in order to preserve customers and market share. According to data from external research entities, Hogla Kimberly managed to preserve the company's market share despite the fierce competition in the diaper sector and in spite of the parallel imports by certain retail marketing chains during the reported period.

Some decisions were handed down by the court in Turkey on July 28, 2011 and on August 4, 2011, regarding some of the appeals filed by KCTR (the Turkish subsidiary of the associated company) regarding the demand by the Turkish tax authorities for additional tax payments. Pursuant to the said decisions of the court, the Company created a provision that negatively affected the net income of the segment. For further details, see Section D1 and Section E (Associated Companies), below.

Raw Materials

In the course of the reported period, the NIS was revaluated in relation to the average dollar and the euro, in relation to last year, by a rate of approximately 6.3% and 1.1%, respectively. This revaluation led to savings in terms of inputs and imported products denominated in dollars or euro, in the principal sectors of operation of the company, whose prices track import prices in the said currencies. As a result of the said revaluation, the relative price of natural gas denominated in dollars, decreased by approximately 7.6% in relation to last year and also contributed to savings. These savings were partially offset as a result of the rise in the prices of water during the reported period by an average rate of approximately 24%, in relation to the corresponding period last year, along with the increase in the prices of electricity during the reported period, in relation to the corresponding period last year, by a rate of approximately 3.7%. In addition, a sharp rise was recorded in the price of fibers, by an average rate of approximately 12% (in dollar terms) in relation to last year.

It should be noted that on May 15, 2011, the company extended the agreement for the purchase of natural gas with the partners in the Yam Tethys Project. The overall financial volume of the agreement is estimated at approximately $63 million (according to the calculation of the formula at the date of signing the agreement). For additional details see Note 4.m to the financial statements dated June 30, 2011. The new gas agreement entered into effect on July 1, 2011, for a period of two years.

In parallel, the company is continuing to evaluate a project for building a new power station at the Hadera site. On August 7, 2011, several alternatives regarding the size of the said power station were presented to the Board of Directors of the company. The Board of Directors formed an opinion regarding the alternative that seems to be the most profitable one economically, according to the needs of the company. It was decided that the company would continue to evaluate the project, within whose framework the power station will provide steam and electricity that will serve the manufacturing systems of the company at Hadera, while the surplus electricity will be sold to Israel Electric Company and/or to private customers.

Impact of Developments in Financial Markets

The developments in global markets, and especially in the euro bloc and in the United States, that also include volatility in stock prices and in exchange rates in Israel and worldwide, have and may continue to affect the business results of the Company and its investees, their liquidity, shareholders' equity, the value of assets and the ability to realize these assets, the state of their business (including the demand for the products of the Company's investees), their financial benchmarks and covenants, credit ratings, ability to distribute dividends and even their actual ability to raise financing for operating activities and long-term activities as well as the financing terms.

The above information - pertaining to the impact of global trends in the paper industry, selling prices and input prices - on the company constitutes forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the crisis in global credit and banking markets, changes in global raw material and energy prices and changes in the supply and demand of global paper products.

As at the date of publication of these financial statements, no material changes have occurred to the Company's risk management policy.

The exchange rate of the NIS in relation to the dollar was revaluated by approximately 3.8% during the reported period, as compared with a devaluation of approximately 2.6% during the corresponding period last year (the average exchange rate of the NIS vis-à-vis the dollar was revaluated during the reported period by a rate of approximately 6.3% in relation to the corresponding period last year).

The changes in exchange rates as mentioned above, affected the results of the various sectors, although the group's business portfolio, including the investee companies, is practically at equilibrium in terms of foreign currency and consequently, the exposure of the group to sharp fluctuations in currency exchange rates is low.

The inflation rate during the reported period amounted to 2.2%, as compared with an inflation rate of 0.7% in the corresponding period last year.

B.	Explanation of the Results of Operation

1.	Analysis of Operations and Profitability

The company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel Container Systems and Frenkel CD, as a separate segment. The Hadera Paper - Writing and Printing Paper segment ("Hadera Paper Printing") - formerly Mondi Hadera Paper was also recognized as an independent segment (starting December 31, 2010 - a consolidated subsidiary). The associated company Hogla Kimberly was also identified as an independent segment (for details, see Note 21 to the financial statements dated December 31, 2010). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

1.1.	Sales

Consolidated sales during the reported period amounted to NIS 1,022.2 million, as compared with NIS 489.2 million last year, representing an increase of 109.0%, originating primarily from growth in the sales of the packaging paper and recycling sector as compared with the corresponding period last year, coupled with the consolidation of the sales of Hadera Paper Printing, starting January 1, 2011, in the total sum of NIS 369.2 million, net of inter-company sales totaling NIS 351.1 million.

The sales of the packaging paper and recycling sector amounted to NIS 360.3 million during the reported period, or NIS 308.3 million net of inter-company sales, as compared with NIS 189.5 million, or NIS 168.2 million net of inter-company sales in the corresponding period last year, representing an increase of 83.3%.

The growth in the sales turnover of the packaging paper and recycling sector originates from quantitative growth in the sales of packaging paper and recycling as a result of the operation of Machine 8, as mentioned above. The growth in the output of Machine 8 provided an appropriate response for the growth in demand in the local market and for continued export sales to Europe. The growth in sales is also attributed to the rise in selling prices in relation to the corresponding period last year.

The sales of the packaging products and cardboard sector during the reported period amounted to NIS 280.6 million, or NIS 272.6 million net of inter-company sales, as compared with approximately NIS 241.8 million, or NIS 238.1 million net of inter-company sales, in the corresponding period last year, representing an increase of approximately 14.5%, originating primarily as a result of the increase in selling prices in relation to the corresponding period last year, coupled with the growth in the volume of operations of the companies in this sector.

The sales of the office supplies marketing sector during the reported period, amounted to NIS 90.8 million, or NIS 90.2 million net of inter-company sales, as compared with NIS 83.5 million last year, or NIS 82.9 million net of inter-company sales, in the corresponding period last year, representing an increase of 8.8% that originated from the quantitative growth in sales, primarily due to increased marketing efforts that have expanded the volume of customers and activity in this sector.

The consolidated sales in the second quarter of the year totaled NIS 504.6 million, as compared with NIS 249.2 million in the corresponding quarter last year, representing growth of approximately 102.5%, originating primarily as a result of the consolidation of the sales of Hadera Paper Printing in the sum of NIS 187.1 million, coupled with an increase in the sales of the packaging paper and recycling sector in relation to the corresponding quarter last year and as compared with first quarter sales of NIS 517.6 million this year, representing decrease of approximately 2.5%.

The sales of the packaging paper and recycling sector, net of inter-company sales, amounted to NIS 157.4 million in the second quarter of the year, as compared with NIS 94.7 million in the corresponding quarter last year, primarily as a result of the quantitative increase in sales as a result of the continuing growth in demand on the local market, coupled with the recognition of revenues from the sales of Machine 8 during the entire quarter, as compared with the corresponding quarter last year, when these sales were only recognized starting in June.

The sales of the packaging products and cardboard sector, net of inter-company sales, amounted to NIS 126.5 million in the second quarter of the year, as compared with NIS 112.8 million in the corresponding quarter last year. This growth is attributed primarily to the rise in selling prices as mentioned above.

Sales of the office supplies marketing sector amounted to NIS 42.1 million in the second quarter of the year, as compared with NIS 41.8 million in the corresponding quarter last year.

1.2.	Cost of sales

The cost of sales amounted to NIS 897.7 million – or 87.8% of sales – during the reported period, as compared with NIS 406.3 million – or 83.1% of sales – in the corresponding period last year. The increase in the cost of sales is primarily attributed to the consolidation of the costs of Hadera Paper Printing in the amount of approximately NIS 351.1 million, starting January 1, 2011, coupled with the sharp rise in the prices of paper waste by approximately 54% as a result of the importing of paper waste, in order to respond to the greater demand. Moreover, an increase was recorded in the manufacturing expenses (primarily energy costs and the use of raw materials, as a result of the operation of Machine 8).

The gross profit totaled NIS 124.6 million during the reported period, approximately 12.2% of sales, as compared with NIS 82.8 million (16.9% of sales) last year, representing growth of 50.5% in relation to the corresponding period last year.

The increase in gross profit in relation to the corresponding period last year is primarily attributed to the growth in sales following the initial recognition of revenues from the sales of Machine 8 at the end of the corresponding period last year, coupled with a rise in selling prices as mentioned above, as well as the consolidation of the results of Hadera Paper Printing, starting January 1, 2011, which contributed approximately NIS 18.1 million to the gross profit.

Labor Wages

The labor wages within the cost of sales amounted to NIS 146.8 million during the reported period,14.4% of sales, as compared with NIS 96.1 million last year, 19.6% of sales. The increase in labor expenses in relation to last year originates primarily from the growth in the number of employees as a result of the higher volume of operations, both in the office supplies segment and in the packaging paper and recycling segment, coupled with the consolidation of labor expenses of Hadera Paper Printing, in the amount of approximately NIS 25.1 million, starting January 1, 2011.

The labor wages within the Selling, General and Administrative expenses amounted to NIS 63.8 million during the reported period, approximately 6.2% of sales, as compared with a sum of NIS 46.7 million last year, approximately 9.4% of sales.

The increase in the cost of labor in relation to the corresponding period last year, originated primarily as a result of the consolidation of the labor expenses of Hadera Paper Printing, in the sum of approximately NIS 13.2 million, starting January 1, 2011.

The sharp drop in the proportion of labor expenses as a percentage of sales is attributed to the significant increase in the volume of operations and sales, primarily at the packaging paper and recycling sector.

1.3.	Selling, General and Administrative and Other Expenses

The selling, general and administrative expenses (including wages) and other expenses amounted to NIS 69.3 million in the reported period – or 6.8% of sales – as compared with NIS 70.3 million – or 14.4% of sales – in the corresponding period last year. Net of non-recurring revenues during the reported period, as a result of the sale of real estate in the amount of approximately NIS 35.8 million, the selling, general and administrative expenses amounted to NIS 105.1 million, representing approximately 10.3% of sales. The increase in the selling, general and administrative expenses, totaling NIS 34.8 million, in relation to the corresponding period last year, originates primarily from the consolidation of the expenses of Hadera Paper Printing, starting January 1, 2011, in the sum of approximately NIS 28.0 million, coupled with an increase in the selling and transportation expenses as a result of the growth in the volumes of operation on the local market in various sectors as well as opposite export markets of the packaging paper and recycling sector, along with double storage expenses of the office supplies sector, due to preparations for the relocation to the logistics center in Modi'in.

1.4.	Operating Profit

The operating profit totaled NIS 55.3 million during the reported period, 5.4% of sales, as compared with NIS 12.6 million, 2.6% of sales, in the corresponding period last year. The increase in gross profit during the reported period, in relation to the corresponding period last year, is primarily attributed to non-recurring revenues from the sale of real estate, as mentioned in Section 1.3, above, coupled with the significant growth in the gross profit as a result of the said growth in sales, that was offset as a result of the consolidation of the results of the Hadera Paper Printing segment, starting January 1, 2011, due to an operating loss of NIS 9.9 million in this segment.

The operating profit of the packaging paper and recycling segment amounted to NIS 65.6 million in the reported period, as compared with an operating profit of NIS 8.0 million in the corresponding period last year. The results in the reported period included non-recurring revenues totaling NIS 35.8 million, as mentioned above. The sharp growth in operating profit is attributed to the continuing increase in the sales of this segment as a result of the operation of Machine 8, on the one hand, coupled with the improved operational efficiency on the other hand, in relation to the corresponding period last year, when the machine was undergoing its running-in process and its expenditures were capitalized to the machine until June.

The operating profit of the packaging and cardboard products and board segment amounted to NIS 3.7 million in the reported period, as compared with an operating profit of NIS 2.9 million in the corresponding period last year. The growth in the operating profit of the segment, despite the rise in raw material prices that served to offset part of the growth in sales, is primarily attributed to a decrease in general and administrative expenses in relation to the corresponding period last year.

The operating loss of the office supplies segment amounted to NIS 2.7 million in the reported period, as compared with an operating profit of NIS 2.1 million in the corresponding period last year. Part of this loss consists of non-recurring expenditures related to double rental fees and storage expenses, associated with the anticipated relocation of the company to the logistics center in Modi'in, see Section D5, below.

The Company's operating profit amounted to NIS 1.5 million in the second quarter of the year, as compared with operating profit of NIS 5.1 million in the corresponding quarter last year. The lower profit in the second quarter originated primarily as a result of the consolidation of the operating loss of Hadera Paper Printing in the amount of NIS 6.9 million as a result of the sharp rise in raw material prices, coupled with specific inefficiency in the manufacture of fine paper.

The operating profit of the packaging paper and recycling sector in the second quarter of the year amounted to NIS 9.8 million, as compared with an operating profit of NIS 5.3 million in the corresponding quarter last year, as a result of the growing sales in the sector, as mentioned above.

The operating loss of the packaging and cardboard products sector amounted to NIS 0.3 million in the second quarter of the year, as compared with operating loss of NIS 0.6 million in the corresponding quarter last year.

The operating loss of the office supplies sector amounted to NIS 0.5 million in the second quarter of the year, as compared with operating profit of NIS 0.6 million in the corresponding quarter last year.

1.5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 36.1 million, as compared with NIS 10.8 million in the corresponding period last year.

The sharp rise in financing expenses is primarily attributed to the fact that during the corresponding period last year, the financing costs of Machine 8 were capitalized. This capitalization ended at the end of May 2010. Moreover, an increase of NIS 7.8 million was recorded in financial expenses in relation to the corresponding period last year, as a result of the higher inflation rate during the reported period (Known Index) by approximately 2.2%, as compared with a lower increase of 0.4% in the inflation rate during the corresponding period last year, coupled with the consolidation of the financial expenses of Hadera Paper Printing, starting January 1, 2011, in the sum of NIS 3.6 million.

1.6.	Taxes on Income

Tax expenditures of NIS 1.4 million were recorded during the reported period, as compared with tax expenditures totaling NIS 0.4 million in the corresponding period last year. The growth in tax expenditures during the reported period, in relation to the corresponding period last year, is primarily attributed to the recording of tax expenses in the amount of approximately NIS 7.7 million on account of the sale of real estate, as mentioned in Section 1.3 above, that was offset from the recording of tax revenues on the difference between the anticipated tax rates on the realization of current losses and the anticipated tax rates relating to the reversal of deferred tax liabilities on account of the accelerated depreciation of Machine 8.

1.7.	Company’s Share in Profits of Associated Companies

The company whose earnings are reported under this item (according to Hadera Paper’s holdings therein), is primarily Hogla Kimberly.

The Company’s share in the losses of associated companies totaled NIS 12.7 million during the reported period, as compared with a share in profits in the amount of NIS 40.1 million in the corresponding period last year. The transition to a loss in the Company's share in the earnings of associated companies, as compared with the corresponding period last year, originates primarily as a result of a provision in the amount of NIS 37.2 million, created by the Company following the decisions of the court in Turkey relating to the appeals filed by t KCTR regarding a demand for tax payment handed down to KCTR in Turkey. For additional details, see Section D1 below, coupled with the company's share in the earnings of Printing and Writing Paper (consolidated in the Company's financial statements since January 1, 2011), that were included during the corresponding period last year in the amount of approximately NIS 7.4 million.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

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The Company's share in the net profit of Hogla Kimberly in Israel (49.9%) during the reported period amounted to NIS 25.1 million, as compared with NIS 37.3 million in the corresponding period last year. The decrease in the sum of NIS 12.2 million, originated primarily from the decrease in operating profit that fell from approximately NIS 100.2 million to NIS 63.3 million this year. The sharp decrease in the operating profit is primarily attributed to the erosion of selling prices in certain segments of operation as a result of escalating competition in the market, that grew even worse towards the end of the second quarter as a result of the parallel import of Huggies diapers, coupled with non-recurring expenditures associated with compensation of consumers on account of complaints related to leaks in a new brand of diapers in the first quarter of the year. These were offset by efficiency measures that were implemented across the company and the lowering of purchasing expenditures in view of the decrease in the average dollar exchange rate by approximately 6.3%. These factors served to reduce the erosion in profit during the reported period.

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The Company's share in the losses of KCTR Turkey (49.9%) during the reported period amounted to NIS 39.4 million, as compared with NIS 2.9 million in the corresponding period last year, representing an increase of approximately NIS 36.5 million. The greater loss is primarily attributed to the provision in the amount of NIS 37.2 million recorded by the Company as a result of the decisions of the court in Turkey relating to the appeals filed by KCTR  regarding a demand for tax payment handed down to KCTR in Turkey. For further details, see Section D1 and Section E (Associated Companies), below, as well as Note 4i to the financial statements dated June 30, 2011, an increase that was offset as a result of the continuing efficiency measures during the Reported Period, that led to the reduction in the operating loss from NIS 6.9 million in the corresponding period last year, to NIS 3.5 million during the Reported Period, as well as a result of recording financing income in the amount of approximately NIS 1.2 million, as compared with financing expenses of NIS 1.0 million during the corresponding period last year.

KCTR announced to the Company that it intends to appeal the decisions of the court, based on the expert opinion of its legal consultants, according to which KCTR possesses valid claims against the requirement and that the chances of success in the said appeal, are greater than 50%. However, According to the accounting policy of the company, the fact that the decision of the court had been handed down, even if appealable with great chances of success , creates a situation where it is "more likely than not" that payments will be made on account of these tax demands. Consequently, during the Reported Period, the Company included a provision on account of its share pertaining to the awarded sums.

1.8.	The Net Profit and the Earnings Per Share Attributed to the Company's Shareholders

The net profit attributed to the Company's shareholders amounted to NIS 7.9 million in the reported period, as compared with net profit of NIS 42.3 million in the corresponding period last year, representing an decrease of 81.3%. The net profit, net of non-recurring revenues and expenditures during the reported period, amounted to NIS 23.6 million, representing a decrease of 44.2% in relation to the corresponding period last year.

The decrease in the net profit attributed to the company's shareholders during the reported period was primarily affected by the non-recurring provision in the amount of NIS 37.2 million that was recorded by the Company as a result of the decisions of the court in Turkey relating to the appeals filed by KCTR pertaining to the demand for tax payment handed down to KCTR in Turkey. For further details, see Section D1 and Section E (Associated Companies), below, as well as Note 4i to the financial statements dated June 30, 2011, that was offset by non-recurring revenues from the sale of real estate on Totzeret HaAretz Street in Tel Aviv , coupled with the improvement in the operating profit at the packaging paper and recycling sector. Moreover, the net profit was adversely affected by the rise in financial expenses during the reported period, in relation to the corresponding period last year, following the operation of Machine 8.

Basic earnings per share amounted to NIS 1.54 per share ($0.45 per share) in the reported period, as compared with basic earnings per share of NIS 8.35 per share ($2.15 per share) in the corresponding period last year.

Diluted earnings per share amounted to NIS 1.54 per share ($0.45 per share) in the reported period, as compared with NIS 8.27 per share ($2.13 per share) in the corresponding period last year.

Basic loss per share amounted to NIS 6.55 per share ($1.92 per share) in the second quarter of the year, as compared with earnings of NIS 3.55 per share ($0.92 per share) in the corresponding quarter last year.

Diluted loss per share amounted to NIS 6.55 per share ($1.92 per share) in the second quarter of the year, as compared with earnings of NIS 3.52 per share ($0.91 per share) in the corresponding quarter last year.

2.	Analysis of the Company's Financial Situation

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The cash and cash equivalents item decreased from NIS 245.9 million on June 30, 2010 to NIS 91.5 million on June 30, 2011. The decrease in cash and cash equivalents is primarily attributed to the use of the funds raised last year (Series 5 bonds), for the repayment of loans and bonds series that were raised to finance Machine 8, as well has for the acquisition of control over Hadera Paper Printing. The cash balance includes the cash consolidated during the reported period from Hadera Paper Printing, in the sum of NIS 17.4 million.

•	The designated deposits in the sum of NIS 10.6 million on June 30, 2010, were utilized entirely in the course of 2010 for payments on account of the construction of Machine 8.

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The increase in the accounts receivable item is attributed to the consolidation of the accounts receivable balances of the Hadera Paper Printing segment, that amounted to approximately NIS 199.7 million as at June 30, 2011. In the packaging paper and recycling sector, an increase was recorded from NIS 108.1 million on June 30, 2010, to NIS 142.8 million on June 30, 2011. This increase is attributed both to quantitative growth in activity while recording a change in the distribution of sales in the form of an expansion in the local market at the expense of export markets, that led to an increase in the days of credit, coupled with an increase in selling prices between the two periods. In the packaging and cardboard products sector, an increase was recorded in the accounts receivable item, from NIS 179.2 million on June 30, 2010, to NIS 197.9 million on June 30, 2011, as a result of growth in the sales of the sector in light of the increase in the selling prices. Accounts receivable for the office supplies marketing sector rose from NIS 55.5 million as at June 30, 2010, to NIS 62.5 million, as at June 30, 2011, as a result of the continuing growth in the volume of operations.

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Other receivables relating to the packaging paper and recycling segment decreased from NIS 87.9 million as at June 30, 2010, to NIS 47.3 million as at June 30, 2011. This decrease is primarily attributed to a decrease in the credit/debit balances at associated companies, as a result of the consolidation of the Hadera Paper Printing sector on December 31, 2010. An additional factor was the other receivables balance that was consolidated on June 30, 2011 and amounted to NIS 1.9 million. Other receivables relating to the packaging products and board sector increased from NIS 3.4 million as at June 30, 2010, to NIS 3.5 million as at June 30, 2011. Other receivables relating to the marketing of office supplies segment increased from NIS 4.4 million as at June 30, 2010 to NIS 4.5 million as at June 30, 2011.

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The increase in the inventories item originates from the consolidation of the Hadera Paper Printing inventories in the amount of approximately NIS 141.5 million, as at June 30, 2011. Inventories in the packaging paper and recycling sector decreased from NIS 84.2 million as at June 30, 2010, to NIS 78.0 million as at June 30, 2011. This decrease is primarily attributed to utilizing the paper waste inventory as a result of the full operation of the new packaging paper manufacturing machine, starting in June last year. Inventories of the packaging products and board sector increased from NIS 81.9 million as at June 30, 2010, to NIS 82.8 million as at June 30, 2011. This increase is primarily attributed to timing differences in the receipt of raw material inventories in relation to the corresponding period last year. Inventories for the office supplies marketing sector rose from NIS 25.1 million as at June 30, 2010, to NIS 34.4 million, as at June 30, 2011, primarily as a result of the continuing growth in the volume of operations.

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The investment in associated companies decreased from NIS 349.2 million on June 30, 2010, to a sum of NIS 201.8 million on June 30, 2011. The principal components of the said decrease, include the consolidation of Hadera Paper Printing for the first time on December 31, 2010, which led to a decrease in investments of NIS 117.6 million, coupled with the company share in the dividend distributed in the amount of NIS 35.0 million from associated companies, that were offset by the company share in the earnings of associated companies in the sum of NIS 28.3 million, between the reported periods, that led to a decrease in investment between the reported periods.

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Short-term credit increased from NIS 74.1 million on June 30, 2010, to NIS 194.2 million on June 30, 2011. The growth in this item originates primarily as a result of the consolidation of the credit balances of Hadera Paper Printing, in the amount of NIS 122.7 million as at June 30, 2011, that were offset as a result of the repayment of credit.

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The growth in the other payables item originates primarily from the consolidation of the Hadera Paper Printing balances, in the amount of NIS 7.5 million, as at June 30, 2011. The packaging paper and recycling sector recorded a decrease from NIS 88.9 million as at June 30, 2010, to NIS 84.2 million as at June 30, 2011. The decrease originated primarily as a result of the decrease in interest expenses to pay as a result of the repayment of bond series and long-term loans between the two reported periods. Other payables item of the packaging products and board sector increased from NIS 13.9 million as at June 30, 2010, to NIS 14.1 million as at June 30, 2011. The growth in the other payables item at the office supplies marketing segment increased from NIS 4.6 million on June 30, 2010, to NIS 4.9 million on June 30, 2011. This increase is primarily attributed to the growth in expenses to pay.

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The company’s shareholders' equity increased from NIS 901.7 million as at June 30, 2010, to NIS 952.0 million as at June 30, 2011. This change originated primarily from the net profit attributed to the company's shareholders between the reported periods, in the sum of NIS 66.3 million.

3.	Investments in Fixed Assets

The investments in fixed assets amounted to NIS 35.6 million during the reported period, as compared with NIS 115.2 million in the corresponding period last year. The investments in the reported period included primarily payments on account of investments in environmental compliance (sewage treatment) along with current investments in the renovation of equipment, means of transport and building maintenance at the Hadera site.

4.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 913.8 million as at June 30, 2011, as compared with NIS 1,079.3 million as at June 30, 2010 and as compared with NIS 989.6 million as at December 31, 2010. Long-term liabilities decreased in relation to last year, primarily as a result of the repayment of bond series (Series 2, Series 3 and Series 4) and long-term loans, coupled with the cash flows from operating activities. This decrease was offset as a result of the consolidation of the  long-term loans of Hadera Paper Printing in the amount of NIS 10.6 million.

The long-term liabilities include primarily four series of debentures and the following long-term bank loans:

Series 2 – NIS 103.2 million, for repayment until 2013.
Series 3 – NIS 183.7 million, for repayment until 2018.
Series 4 – NIS 196.3 million, for repayment until 2015.
Series 5 – NIS 181.5 million, for repayment until 2017.
Long-term loans – NIS 250.0 million.

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The balance of short-term credit, as at June 30, 2011, amounted to NIS 194.2 million, as compared with NIS 74.1 million as at June 30, 2010. The growth originates primarily from the consolidation of the Hadera Paper Printing balances in the amount of NIS 122.7 million.

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The net debt as at June 30, 2011, net of the balance of deposits and cash, amounted to NIS 1,016.5 million. Net of the net debt originating from the consolidation of Hadera Paper Printing, in the amount of NIS 115.9 million, the net debt totals a sum of NIS 900.6 million, as compared with net debt of NIS 897.0 million as at June 30, 2010.

•
Subsequent to the balance sheet date, on July 4, 2011, the company expanded bond series 5 and raised a gross sum of NIS 218 million from institutional investors and from the public. Part of the proceeds will serve the company primarily for reinforcing its liquidity and for the recycling of the debt.

In July 2010, the Supervisor of the Capital Market, Insurance and Savings at the Ministry of Finance ("the Supervisor") published a circular which sets forth the Committee's recommendations for establishing parameters for institutional bodies' investments in non-government bonds. The circular, inter alia, includes provisions regarding the formulation of internal policies by institutional bodies prior to investing in bonds, the information required by such bodies to review and monitor investment in bonds, the mechanisms for cooperation between institutional bodies on certain matters relating to investment in bonds, the provisions that should be included in the bond documents as a condition for institutional bodies' investment therein and the requirement of institutional bodies to establish an investment policy (including with respect to rights to call in loans which would be included in the bonds), which addresses contractual criteria for the bonds and their various issuers. Most of the directives of the circular entered into force in October 2010.

The memorandum of the Supervisor and the manner by which the recommendations are adopted as they appear in the report of the Committee, may hold implications on the ability to raise capital from institutional entities by way of bonds, including on the terms and the price of raising such capital. As at the date of the reports the company is yet unable to identify these influences.

5.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at an Associated Company

For information pertaining to the Put option, see Note 7a to the annual financial statements dated December 31, 2010.

Liabilities on account of the Put option to a shareholder at an associated company (investee until December 31, 2010), as at  June 30, 2011 and as at June 30, 2010 and as at December 31, 2010, is presented in the sum of NIS 29.4 million, NIS 14.0 million and NIS 31.5 million, respectively.

On account of the Put option, an associated company recorded other revenues of NIS 2.1 million during the reported period, as compared with other expenses of NIS 2.0 million in the corresponding period last year.

The principal factors responsible for the change originated as a result of an agreement signed by the company for the acquisition of 25.1% of the shares of the associated company ("Acquisition Agreement") determining the economic calculation of the value of the option and its blocking for three years (as at June 30, 2011, the option is blocked for two and a half years). Regarding additional agreements arising from the transaction agreement and their potential impact on the terms of the option, see Note 17 to the financial statements dated December 31, 2010.

C.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 58.5 million during the reported period, as compared with NIS 63.3 million in the corresponding period last year. The decrease in the cash flows from operating activities during the reported period, as compared with the corresponding period last year, is primarily attributed to the decrease in profit from ordinary operations, that was offset as a result of the increase in working capital during the reported period, that amounted to NIS 30.3 million, as compared with an increase of NIS 17.7 million in the corresponding period last year, along with the company's share in dividends from associated companies. The increase in working capital during the reported period originated primarily from the growth in accounts receivable balances as a result of the growth in the volume of operations. This growth was partially offset by the growth in accounts payable balances.

D.	Details of Operations in the Various Sectors

1.	Hogla-Kimberly (Household Products)

The sales turnover of Hogla-Kimberly Israel amounted to approximately NIS 611.4 million in the reported period, as compared with approximately NIS 612.1 million in the corresponding period last year, representing a decrease of 0.1%.

The ability to preserve the level of sales during the reported period, despite the erosion of prices in light of escalating competition in the market, primarily in the baby and infant sector, originated primarily from the increase in quantitative sales and the higher prices in household paper products, that served to reduce the impact of competition on sales.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 63.3 million in the reported period, as compared with approximately NIS 100.2 million in the corresponding period last year, representing a decrease of approximately 36.8%.

The decrease in the operating profit in relation to the preceding year is attributed to the erosion of prices as a result of the escalating competition in the market, as mentioned above, that grew more fierce towards the end of the reported period, primarily in the diaper segment, coupled with the rise in the prices of the principal raw materials, that was partially offset by efficiency measures that were implemented by the company, the raising of prices in the household paper segment, as well as the decrease in the average US dollar exchange rate vis-à-vis the NIS, by a rate of approximately 6.3%, in relation to the corresponding period last year. Moreover, a decrease was recorded in the operating profit during the reported period, in relation to the corresponding period last year, as a result of expenditures associated with compensation provided to consumers, on account of complaints regarding leaks in a new brand of diapers.

The operating profit in the second quarter of the year amounted to NIS 34.1 million, as compared with NIS 49.8 million in the corresponding quarter last year and as compared with NIS 29.2 million in the first quarter of the year, as a result of the escalating competition in the second quarter that led to an erosion of prices, as mentioned above.

The sales turnover of KCTR, Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 240.6 million (approximately $69 million) in the reported period, as compared with approximately NIS 248.9 million (approximately $67.2 million) in the corresponding period last year.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base in the reported period and to bring about the enhancement of the Huggies and Kotex brands.

The operating loss of KCTR for the reported period amounted to NIS 3.5 million, as compared with NIS 6.9 million in the corresponding period last year. KCTR enjoys positive cash flows from operating activities.

The net profit of Hogla Kimberly totaled NIS 50.3 million during the reported period, as compared with NIS 74.9 million in the corresponding period last year.

In the reported period, the Company recorded for KCTR a net loss of NIS 39.4 million, as compared with a part in a net loss of approximately NIS 2.9 million in the corresponding period last year. The greater loss is attributed to the non-recurring provision in the second quarter, in the amount of NIS 37.2 million, that was recorded by the Company as a result of the decisions of the court in Turkey, regarding the appeals filed by KCTR, pertaining to the demand for tax payments on account of the taxation of capital influx from Hogla Kimberly Ltd. to KCTR. KCTR announced to the Company that it  intends to appeal the decision in high court based on the expert opinion of its legal consultants, who believe that the chances of success in the appeal are greater than 50% (for details regarding the said demand, including developments in this matter, see also Note 4i to the financial statements dated June 30, 2011).

2.	Hadera Paper - Printing and Writing Paper (Formerly Mondi Hadera Paper)

The sales of Hadera Paper Printing amounted to 94.5 thousand tons in the reported period, as compared with 88.3 thousand tons in the corresponding period last year, representing an increase of 7%. Sales amounted to 49.3 thousand tons in the second quarter, as compared with 42.9 thousand tons in the second quarter last year and as compared with 45.2 thousand tons in the first quarter of 2011.

The sales turnover of Hadera Paper Printing amounted to NIS 369.2 million in the reported period, as compared with NIS 357.5 million in the corresponding period last year, representing an increase of 3.3%. The sales turnover of Hadera Paper Printing in the second quarter of 2011 amounted to NIS 187.1 million, as compared with NIS 184.8 million in the corresponding period last year, representing an increase of 1.2%, and as compared with NIS 182.1 million in the first quarter of 2011, representing an increase of 2.7%.

The growth in sales during the reported period originated primarily from the quantitative increase in sales to export markets, an increase that amounted to approximately 70%. This growth was offset as a result of the decrease in average selling prices by a rate of approximately 3.6%, originating both from a lower level of prices and from the revaluation of the shekel vis-à-vis the US dollar. The revaluation of the shekel also led to escalating competition from low-priced imports and to a lowering of selling prices on the local market during the second quarter, as compared with the first quarter of 2011.

Moreover, the prices of pulp (a principal raw material traded in US dollars), that rose by 8.1% (in NIS terms) during the reported period in relation to the corresponding period last year, and increased by 0.8% in relation to the first quarter of the year, also served to negatively impact the business results of Hadera Paper Printing during the reported period, despite the strengthening  of the NIS vis-à-vis the dollar by 3.8% during the reported period.

The operating loss of Hadera Paper Printing amounted to NIS 9.9 million in the reported period, as compared with an operating profit of NIS 23.2 million in the corresponding period last year. In the second quarter of 2011, the company’s operating loss amounted to NIS 6.9 million, as compared with an operating profit of NIS 14.6 million in the corresponding quarter last year and as compared with an operating loss of NIS 3 million in the first quarter of 2011.

The transition to an operating loss in relation to the corresponding period last year, is attributed to the trend of prices described above, the global surplus in paper that led to the lowering of import prices to Israel, the lower efficiency of the manufacture of paper during the reported period that was caused by several factors related to the quality of raw materials and other technical malfunctions, as well as a result of non-recurring expenditures associated with the relocation to the new logistics center - with the aim of providing optimal customer service during the transition period, so as to shorten the learning curve. True to the date of publication of this report, a significant improvement was recorded in manufacturing efficiency. Moreover, the logistics center has started to service customers at a level that exceeds the level  of service provided prior to the relocation.

3.	Carmel Container Systems - Packaging and Board Products

The aggregate sales turnover of Carmel Container Systems, including the sales of Frenkel CD, amounted to NIS 280.5 million during the reported period, as compared with NIS 241.8 million last year, representing an increase of 16%.

During the reported period, the consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 223.5 million, as compared with NIS 189.0 million in the corresponding period last year, representing an increase of 18.3%.

The increase in the sales turnover is attributed to quantitative growth, coupled with an increase in selling prices. Furthermore, growth was recorded in the sales turnover of the Triwall subsidiary.

The consolidated operating profit of Carmel amounted to NIS 2.3 million in the reported period, as compared with an operating profit of NIS 1.6 million in the corresponding period last year, representing an increase of 45%. The increase in the operating profit of Carmel is primarily attributed to the quantitative growth, coupled with a sharp rise in selling prices as mentioned above, that was mostly offset by the sharp rise in the prices of inputs.

The aggregate operating profit of Carmel (including Frenkel CD) amounted to NIS 3.7 million in the reported period, as compared with an operating profit of NIS 2.9 million in the corresponding period last year, representing an increase of 28%.

Following below are principal data regarding a material valuation: The value of Carmel in the company books as at June 30, 2011, amounted to NIS 145.8 million. The valuation was performed by the valuator Fahn Kanne Consulting Ltd. (Fahn Kanne Consulting Ltd. is a subsidiary of CPA firm Fahn Kanne & Associates, one of the six leading CPA firms in Israel. Fahn Kanne Consulting Ltd. specializes in valuations, due diligence examinations, transaction consulting, preparation of economic and financial expert opinions, mergers and acquisitions and other diverse economic projects, through its economic and financial consulting services department, that provides consulting services in a wide range of economic topics, to large private and public companies in the market, as well as to the government and institutional sector), that valuated the derived utilization value of Carmel at this date at the sum of NIS 244.6 million. This value, minus the net financial liabilities, amounts to NIS 148.0 million. The valuator employed the DCF model in its valuation. The valuator used a discount rate of 9.5% and a permanent growth rate of 2.0%. The residual value as a percentage of the total value set in the evaluation is equal to 69%.

The above information pertaining to the output capacity and improved profitability of Carmel constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in local and global raw material prices and changes in the supply and demand of local and global cardboard packaging products.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Division amounted to NIS 360.3 million in the reported period, as compared with NIS 189.5 million in the corresponding period last year, representing an increase of approximately 90.1%. (The sales in the corresponding period last year appear subsequent to the discounting of sales in the sum of approximately NIS 70 million, as part of the running in process of Machine 8. The running in of the machine was completed on May 31, 2010).

The quantitative sales of packaging paper amounted to 149.1 thousand tons during the reported period, as compared with 119.9 thousand tons in the corresponding period last year. Out of the said sales last year, approximately 49.8 thousand tons were discounted toward the running in of Machine 8, as mentioned above.

The sharp increase in the sales turnover originated for the most part from the quantitative increase in sales of packaging paper (including the influence of the discounting last year), coupled with an increase in selling prices between the reported periods. This increase was offset by the lower average dollar exchange rate between the two reported periods, by a rate of 6.3%, that tends to affect a large part of the export sales.

The operating profit of the division totaled NIS 23.0 million during the reported period, as compared with NIS 10.7 million in the corresponding period last year, representing growth of 115%. The cost of operating Machine 8, up to May 31, 2010, were discounted as part of the running-in expenses during the corresponding period last year. In the second quarter of 2011, the operating profit amounted to NIS 8.6 million, as compared with an operating profit of NIS 6.7 million in the corresponding quarter last year and as compared with operating profit of NIS 14.4 million in the first quarter of 2011.

The improvement in the operating profit during the reported period, as compared with the corresponding period last year, originated primarily from the quantitative increase in sales, coupled with the improved selling prices as mentioned above. The higher profit was achieved despite the rise in the various input prices, as a result of the significant improvement in the operational efficiency of Machine 8, as evidenced by the improvement recorded in the various manufacturing indexes at the division.

5.	Graffiti - Office Supplies Marketing

Graffiti's sales turnover during the reported period amounted to NIS 90.8 million as compared with NIS 83.5 million in the corresponding period last year, representing an increase of 8.6%.

During the reported period, Graffiti recorded an operating loss of NIS 2.7 million, as compared with an operating profit of NIS 2.1 million in the corresponding period last year, representing a decrease of 228.5%.

The decrease in the operating profit during the reported period is primarily attributed to the eroded profitability as a result of a significant rise in commodity prices, accompanied by a delay in adjusting customer selling prices, coupled with the sharp rise in transportation costs as a result of the rise in fuel prices between the reported periods. Moreover, labor expenses increased by a sum of approximately NIS 2.0 million during the reported period, due to the growth in the sales turnover that was accompanied by a parallel increase in variable expenses, along with a significant increase in personnel due to the company's preparations for the relocation to the logistics center in Modi'in. Furthermore, double expenses of NIS 1.7 million were recorded during the reported period on account of rental fees and maintenance expenses associated with the company's preparations for the relocation to the logistics center in Modi'in.

Graffiti intends to relocate to the Logistics Center in Modi'in in the course of the fourth quarter of 2011. Graffiti is currently testing the logistic systems and supporting information systems (WMS), that will serve as a platform for accelerating growth and profit, while improving customer service.

E.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant elements, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group's VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of these exposures. It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to net long-term loans and CPI-linked balances, in the total sum of NIS 314.6 million.

The company continues to regularly monitor quoted prices for hedging its exposure and in the event that these will be reasonable, the company will enter into the relevant hedging transactions.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The Group also makes use of credit insurance services at some of the Group companies, as needed.

The financial statements include provisions for doubtful debts based on a risk analysis as at the date of the report, as well as on company procedures regarding provisions for doubtful debts in case of arrears.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at June 30, 2011:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-11	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Series 2 Debentures	598	300	(108,496)	(301)	(604)
Series 3 Debentures	2,283	1,148	(194,186)	(1,160)	(2,333)
Series 4 Debentures	1,504	755	(210,368)	(761)	(1,527)
Series 5 Debentures	2,945	1,480	(196,061)	(1,496)	(3,009)
Loan A - fixed interest	46	23	(12,439)	(23)	(47)
Loan B - fixed interest	1,012	508	(93,393)	(513)	(1,032)
Loan C - fixed interest	161	81	(26,311)	(81)	(163)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2011).

Regarding the terms of the debentures and other liabilities – See Note 10 to the annual financial statements dated December 31, 2010.

Sensitivity to the Euro Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-11	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands
Cash and cash equivalents	260	130	2,605	(130)	(261)
Other accounts receivable	1,558	779	15,585	(779)	(1,558)
Accounts Payable	(5,463)	(2,732)	(54,632)	2,732	5,463

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-11	Profit (loss) from changes
	rise in $ 10%	rise in $ 5%		Decrease in $ 5%	Decrease in $ 10%
In NIS thousands
Cash and cash equivalents	2,238	1,119	22,375	(1,119)	(2,238)
Other accounts receivable	3,958	1,979	39,578	(1,979)	(3,958)
Accounts Payable	(11,145)	(5,572)	(111,447)	5,572	11,145
NIS/US$ forward transaction	459	118	(35)	(566)	(907)

Other accounts receivable reflect primarily short-term customer debts

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at June 30, 2011:

Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-11	Profit (loss) from changes
	Rise in CPI 2%	Rise in CPI 1%		Decrease in CPI 1%	Decrease in CPI 2%
In NIS thousands
Bonds 2	(2,170)	(1,085)	(108,496)	1,085	2,170
Bonds 3	(3,884)	(1,942)	(194,186)	1,942	3,884
Other accounts receivable	21	10	1,047	(10)	(21)
Accounts Payable	307	154	15,352	(154)	(307)

See Note 19 d to the financial statements dated December 31, 2010.
Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-11	Profit (loss) from changes
	Rise in the yen 10%	Rise in the yen 5%		Decrease in the yen 5%	Decrease in the yen 10%
In NIS thousands
Accounts Payable	(132)	(66)	(1,323)	66	132

Sensitivity to other currencies (GBP)
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-11	Profit (loss) from changes
	Rise of 10%	Rise of 5%		Decrease of 5%	Decrease of 10%
In NIS thousands
Other accounts receivable	44	22	439	(22)	(44)

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at Jun-30-11:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	66.5		22.4	2.6		91.5
Other accounts receivable	593.0	1.0	40.0	15.6	10.6	660.2
Inventories					336.7	336.7
Investments in Associated Companies	19.2				182.6	201.8
Deferred taxes on income					3.1	3.1
Fixed assets, net					1,339.1	1,339.1
Investment property (real estate)					24.5	24.5
Intangible Assets					34.2	34.2
Financial assets available for sale					2.5	2.5
Other assets					1.1	1.1
Assets on account of employee benefits	0.7					0.7
Total Assets	679.4	1.0	62.4	18.2	1,934.4	2,695.4

Liabilities
Short-term credit from banks	194.2					194.2
Accounts Payable	310.9	15.4	112.8	54.6	0.1	493.8
Current tax liabilities	16.4					16.4
Deferred taxes on income					47.3	47.3
Long-Term Loans	235.8	14.2				250.0
Notes (debentures) – including current maturities	377.8	286.0				663.8
Liabilities on account of employee benefits	48.5					48.5
Put option to holders of non-controlling interests	29.4					29.4
Shareholders’ equity, reserves and retained earnings					952.0	952.0
Total liabilities and equity	1,213.1	315.6	112.8	54.6	999.4	2,695.4
Surplus financial assets (liabilities) as at Jun-30-11	(533.6)	(314.6)	(50.4)	(36.4)	935.0	0.0
Surplus financial assets (liabilities) as at Dec-31-10	(624.4)	(296.1)	(45.4)	(48.2)	1,014.1	0.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section E(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

Hadera Paper is also exposed to tax related issues at KCTR, as detailed in Note 4i to the financial statements dated June 30, 2011.

Decisions were handed down by the court in Turkey on July 28, 2011 and on August 4, 2011, regarding some of the cases under discussion (approximately 27.6% of the total basic demand), pertaining to the appeals regarding  the demand of the tax authorities. KCTR announced to the Company that it intends to appeal the decisions in   high court based on the expert opinion of its legal consultants, who believe that the chances of success in the appeal are greater than 50%., According to the accounting policy of the company, the fact that the decision of the court had been handed down creates a situation where it is "more likely than not" that payments will be made on account of these tax demands. Consequently, during the Reported Period, the Company created a provision of NIS 37.2 million on account of its share in the sums detailed in the said court decision.

F.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Corporate Governance Issues

1.	External Directors

The Company chose not to include in its bylaws the provision with regard to the percentage of external board members.

2.	Internal Auditing - SOX

By virtue of being a company whose shares are publicly traded in the United States, the company is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by the company for the implementation of the law are regularly inspected by the company's auditing team and by the external accountant. Since 2007, with the introduction of the directives of the said law in the United States, the company is complying with the demands of the law.

We note that on February 16, 2010, the Securities and Exchange Commission (SEC) authorized the company's requests that its reports regarding the effectiveness of internal control be made in the format prescribed by law, by virtue of its being listed for trade on AMEX, i.e.- the SOX regulations in the United States that apply to the company as mentioned above, subject to the company having undertaken to examine, once every quarter, its compliance with the terms described in its application to the SEC, including any change in the directives of the law in Israel and in the United States, in the status of the company as it relates to these laws, changes in the implementation of the SOX regulations and any other change that may affect the disclosure provided by the company.

3.	Detailed processes undertaken by the company's supreme supervisors, prior to the approval of the financial statements

1.
On February 8, 2011, the Board of Directors of the company authorized the Audit Committee to also serve as a committee for the examination of the financial statements. It was resolved that it would be called the balance sheet and audit committee and would be charged - on behalf of the Board of Directors - to oversee the completeness of the financial statements and the work of the auditing CPAs and to make recommendations regarding the ratification of the financial statements and a discussion thereof prior to such ratification.

2.	The members of the committee are as follows:

Name	External / independent director	Possessing accounting and financial expertise / able to read financial statements	Skills, education and experience	Provided an affidavit
Atalia Arad	External Director	Capable of reading and understanding financial statements	Her education and professional experience (see chapter D, Appendix G of the 2010 periodical report).	✓
Aliza Rotbard	External Director	Possesses accounting and financial qualifications	Holds a Bachelor's degree (BSC) in Mathematics and Physics, from the Hebrew University in Jerusalem. Director at several different companies.	✓
Amos Mar-Haim		Possesses accounting and financial qualifications	His education and professional experience (see chapter D, Appendix G of the 2010 periodical report).	✓

Ms. Atalia Arad serves as chairperson of the committee

3.
On August 04, 2011, the Balance Sheet and Audit Committee met to discuss the financial statements of the company for the first half of 2011 ("The Financial Statements") and for the purpose of formulating recommendations for the Board of Directors of the company.

4.	The position holders, interested parties, family members and/or anyone on their behalf present in the meeting of the committee, include:

Ofer Bloch - CEO, Shaul Glicksberg - VP Finance and Business Development, Yael Nevo - legal counsel, Shmuel Molad - Treasurer, Boaz Simons - Senior VP of Clal Industries and Investments Ltd. (CII) - controlling shareholder of the company, Yehuda Ben-Ezra, VP Finance & Treasurer of CII, Dror Dotan - Assistant to the CII CEO.

5.	It should be noted that the auditing CPA also attended the meeting and presented the audit and review process that he performed in relation to the financial statements.

6.
In the course of the meeting, the committee examined the material issues related to the financial statements, the crucial estimates and critical valuations implemented in the financial statements, the plausibility of the data, the accounting policy that was implemented and changes therein, and the implementation of the proper disclosure principal in the financial statements and regarding any accompanying information.

The Committee also examined various aspects of control and risk assessment reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements.

Upon completion of the discussion of data presented, the committee handed down its recommendations to the Board of Directors of the company, regarding the ratification of the financial statements, when a certain accounting issue remained open and is subject to holding another discussion.

7.
The said recommendations were forwarded to the members of the Board of Directors approximately 14 days before the date that was set for the discussion and ratification of the financial statements.

In addition, regarding the accounting issue discussed during the same meeting, the committee requested to re-examine the matter once the Company receives additional details in this regard. The committee held three additional meetings in this matter and transferred its recommendation to the Board of Directors of the Company.

8.
The Board of Directors of the company believes that the recommendations of the committee were transferred to it within a reasonable time, and perhaps even more so, prior to the discussion by the Board of Directors, taking into consideration the scope and complexity of the issues to be discussed in the recommendations. The Board of Directors of the company has accepted the recommendations of the Balance Sheet and Audit Committee regarding the approval of the financial statements.

H.	Disclosure Directives Related to the Financial Reporting of the Corporation

1.	Events Subsequent to the Balance Sheet Date

For details regarding events that occurred subsequent to the balance sheet date, see Note 8 to the financial statements dated June 30, 2011.

I.	Dedicated Disclosure to Debenture Holders

For details regarding the rating of debentures, see Note 15 to the periodical report for the year 2010. On July 3, 2011, Standard & Poor's Maalot granted a rating of ilA+ to the extension offset Series 5 bonds of the company (ilA+/Stable) in the amount of up to NIS 220 million. The said rating report is attached as an appendix to the management discussion dated June 30, 2011.

1.	Financing Sources

See Section B4 - Financial Liabilities and further details in the table below.

J.	Dedicated Disclosure to Debenture Holders - Continued

2.	Debentures for institutional investors and the public

Series	Issue Date	Name of Rating Company	Rating at time of issue and at report date	Total par value at issue date	Interest type	Stated Interest	Registered for trade on stock exchange (Yes/No)	Interest payment dates	Par value Nominal as at Jun-30-11	Book value of bond the balances as at Jun-30-11	Book value of interest payable as at Jun-30-11	Fair value as at Jun-30-11	Material series
In NIS millions
Series 2	12.2003	Maalot	A+	200,000,000	Fixed	5.65%	No	Annual interest As at December 21 In the years 2004-2013	85.7	103.2	3.1	108.5	Yes
Series 3	7.2008	Maalot	A+	187,500,000	Fixed	4.65%	Yes	Annual interest On July 10 In the years 2009-2018	166.7	183.7	8.3	194.2	Yes
Series 4	7-8.2008	Maalot	A+	235,557,000	Fixed	7.45%	Yes	Semi-annual interest On January 10 and July 10 In the years 2009-2015	196.3	196.3	7.3	210.4	Yes
Series 5	5.2010	Maalot	A+	181,519,000	Fixed	5.85%	Yes	Semi-annual interest On November 30 and May 31 of the years 2010-2017	181.5	181.5	5.3	196.1	Yes

Notes:
1.	Series 2 - Linked to the Consumer Price Index (CPI). Principal repaid in 7 annual installments, between Dec-21-2007 and Dec-21-2013.
2.	Series 3 - Linked to the Consumer Price Index (CPI). Principal repaid in 9 annual installments, between July 2010 and July 2018.
3.	Series 4 - Principal repaid in 6 annual installments, between July 2010 and July 2015.
4.	Series 5 - Principal repaid in 5 annual installments, between November 2013 and November 2017.
5.
The trustee of the debentures (Series 2) is Bank Leumi Le-Israel Trust Corporation Ltd. The responsible contact person on behalf of Bank Leumi Le-Israel Trust Corporation Ltd. is Ms. Idit Teuzer (telephone: 03-5170777).

6.
The trustee of the public debentures (Series 3, 4) is Hermetic Trust Corporation (1975) Ltd. The responsible contact people on behalf of Hermetic Trust Corporation (1975) Ltd. are Mr. Dan Avnon and /or Ms. Merav Ofer-Oren (telephone: 03-5272272).

7.
The trustee of the public debentures (Series 5) is Strauss Lazar Trust Corporation (1992) Ltd. The responsible contact person at Strauss Lazar Trust Corporation (1992) Ltd. in the matter of the public debentures is Mr. Uri Lazar (telephone: 03-6237777).

8.
As at the date of the report, the Company has met all of the terms and undertakings of the trust notes and there exist no terms that constitute just cause for demanding the immediate repayment of the debentures.

Zvika Livnat, Chairman of the Board of Directors	Ofer Bloch, CEO

Exhibit 3

HADERA PAPER LTD

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2011

HADERA PAPER LTD

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		June 30		December 31
	Note	2011	2010	2010

Assets
Current Assets
Cash and cash equivalents		91,534	245,875	120,992
Designated deposits		-	10,576	-
Trade receivables		602,949	342,780	564,929
Account receivables		57,162	95,730	57,059
Inventory		336,682	191,178	343,519

Total Current Assets		1,088,327	886,139	1,086,499

Non-Current Assets
Fixed assets, net	5	1,339,053	1,204,982	1,358,619
Investments in associated companies		201,843	349,249	237,498
Deferred tax assets		3,087	*2,041	2,165
Prepaid expenses in respect of an operating lease	4h	-	25,091	24,836
Other intangible assets		34,216	25,188	35,714
Investment property	2c	24,500	24,349	24,500
Financial assets - available for sale	4l	2,508	-	1,646
Other assets		1,120	2,076	1,364
Employee benefit assets		745	705	793
Total Non-Current Assets		1,607,072	1,633,681	1,687,135

Total Assets		2,695,399	2,519,820	2,773,634

* Reclassified, see note 9.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		June 30		December 31
	Note	2011	2010	2010
		(Unaudited)
Liabilities and Equity
Current Liabilities
Credit from banks and others		194,187	74,101	144,622
Current maturities of long-term bonds and long term loans		175,604	160,224	175,936
Trade payables		383,102	271,941	370,065
Account payables		110,750	107,436	172,295
Employee benefit liabilities		30,043	21,354	27,586
Financial liability at fair value through profit and loss	2d	-	14,028	-
Current tax liabilities		16,358	5,777	19,951

Total Current Liabilities		910,044	654,861	910,455

Non-Current Liabilities
Loans from banks and others		171,018	266,501	251,283
Bonds		567,178	652,580	562,348
Deferred tax liabilities		47,322	*28,735	45,302
Employee benefit liabilities		18,445	15,448	19,132
Financial liability with respect to Put option granted to the non-controlling interests	2d	29,403	-	31,512
Total Non-Current Liabilities		833,366	963,264	909,577

Capital and reserves
Issued capital		125,267	125,267	125,267
Reserves		290,852	304,123	298,258
Retained earnings		515,029	446,065	506,445

Capital and reserves attributed to shareholders		931,148	875,455	929,970

Non-controlling interests		20,841	26,240	23,632

Total capital and reserves		951,989	901,695	953,602

Total Liabilities and Equity		2,695,399	2,519,820	2,773,634

* Reclassified, see note 9.

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: August 18, 2011.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Note	Six months ended June 30		Three months ended June 30		Year ended December 31
		2011	2010	2011	2010	2010
		(Unaudited)		(Unaudited)
Revenue		1,022,242	489,191	504,633	249,206	1,121,008
Cost of sales		897,650	406,348	451,999	209,723	945,422
Gross profit		124,592	82,843	52,634	39,483	175,586

Selling, marketing, general and administrative expenses
Selling and marketing expenses		74,069	40,654	36,490	19,935	87,201
General and administrative expenses		35,369	28,975	17,248	11,543	59,603
Other expenses (income), net	4h	(40,186)	642	(2,595)	2,856	(32,513)
Total expenses		69,252	70,271	51,143	34,334	114,291

Profit from ordinary operations		55,340	12,572	1,491	5,149	61,295

Finance income		6,253	2,620	2,039	579	9,314
Finance expenses		42,389	13,399	20,763	10,432	54,079
Finance expenses, net		36,136	10,779	18,724	9,853	44,765

Profit (Loss) after financial expenses		19,204	1,793	(17,233)	(4,704)	16,530

Share in profit (loss) of associated companies, net		(12,716)	40,056	(23,783)	20,595	81,132
Profit (Loss) before taxes on income		6,488	41,849	(41,016)	15,891	97,662

Taxes on income	6	1,423	(376)	(6,016)	(1,607)	(2,950)

Profit (loss) for the period		5,065	42,225	(35,000)	17,498	100,612

Attributed to:
Company shareholders		7,856	42,328	(33,336)	18,038	100,728
Non-controlling interests		(2,791)	(103)	(1,664)	(540)	(116)

		5,065	42,225	(35,000)	17,498	100,612

	NIS
Earnings (loss) for regular share of NIS 0.01 par value

Primary earnings (loss) per share attributed to Company shareholders	1.54	8.35	(6.55)	3.55	19.84

Fully diluted earnings (loss) per share attributed to company shareholders	1.54	8.27	(6.55)	3.52	19.68

Weighted average number of share used to compute the earning per share
Primary	5,086,495	5,071,508	5,089,811	5,082,028	5,078,156
Fully diluted	5,106,709	5,118,008	5,104,518	5,117,276	5,118,416

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)
Profit (Loss) for the period	5,065	42,225	(35,000)	17,498	100,612

Other Comprehensive Income (loss), net
Profit (loss) on cash flow hedges, net	-	(971)	-	(529)	1,044
Actuarial profit (loss) in respect of defined benefit plan, net	(144)	(79)	153	(97)	115
Profit from fair value adjustment of financial asset available for sale, net	690	-	690	-	-
Share in Other Comprehensive Income (loss) of associated companies, net	(7,969)	(3,239)	(6,617)	901	(11,711)
Share in Other Comprehensive Income of associated companies, which allocated to the income statements, net	-	307	-	377	446
Total Other Comprehensive Income (loss) for the period, net	(7,423)	(3,982)	(5,774)	652	(10,106)

Total Comprehensive Income (loss) for the period	(2,358)	38,243	(40,774)	18,150	90,506

Attributed to: Company shareholders	433	38,387	(39,110)	18,731	90,605
Non-controlling interests	(2,791)	(144)	(1,664)	(581)	(99)
	(2,358)	38,243	(40,774)	18,150	90,506

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Capital reserve from revaluation of financial asset - available for sale	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
		(Unaudited)
Balance - January 1, 2011	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	-	506,445	929,970	23,632	953,602
For the Six months ended June 30, 2011:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(8,256)	-	-	(8,256)	-	(8,256)
Cash flow hedges transactions	-	-	-	-	-	287	-	-	-	287	-	287
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	-	(144)	(144)	-	(144)
Profit from fair value adjustment of financial asset available for sale	-	-	-	-	-	-	-	690	-	690	-	690
Profit (loss) for the period	-	-	-	-	-	-	-	-	7,856	7,856	(2,791)	5,065
Total Comprehensive Income (loss) for the period	-	-	-	-	-	287	(8,256)	690	7,712	433	(2,791)	(2,358)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(872)	-	-	-	872	-	-	-
Share based payment	-	-	745	-	-	-	-	-	-	745	-	745
Conversion of employee options into shares	-	1,694	(1,694)	-	-	-	-	-	-	-	-	-
Balance –June 30, 2011	125,267	308,545	7,039	3,397	11,548	1,410	(41,777)	690	515,029	931,148	20,841	951,989

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD
CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019
For the Six months ended June 30, 2010:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(2,938)	-	(2,938)	-	(2,938)
Cash flow hedges transactions	-	-	-	-	-	(932)	-	-	(932)	(33)	(965)
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	(71)	(71)	(8)	(79)
Profit (Loss) for the period	-	-	-	-	-	-	-	42,328	42,328	(103)	42,225
Total Comprehensive Income (loss) for the period	-	-	-	-	-	(932)	(2,938)	42,257	38,387	(144)	38,243
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(872)	-	-	872	-	-	-
Share based payment	-	-	1,433	-	-	-	-	-	1,433	-	1,433
Conversion of employee options into shares	*	5,106	(5,106)	-	-	-	-	-	-	-	-
Balance – June 30, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455	26,240	901,695

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)
	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Capital reserve from revaluation of financial asset - available for sale	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - April 1, 2011	125,267	308,545	6,771	3,397	11,984	1,430	(35,180)	-	547,776	969,990	22,505	992,495
For the Three months ended June 30, 2011:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(6,597)	-	-	(6,597)	-	(6,597)
Cash flow hedges transactions	-	-	-	-	-	(20)	-	-	-	(20)	-	(20)
Actuarial profit from defined benefit plan	-	-	-	-	-	-	-	-	153	153	-	153
Profit from fair value adjustment of financial asset available for sale	-	-	-	-	-	-	-	690	-	690	-	690
Loss for the period	-	-	-	-	-	-	-	-	(33,336)	(33,336)	(1,664)	(35,000)
Total Comprehensive Income (loss) for the period	-	-	-	-	-	(20)	(6,597)	690	(33,183)	(39,110)	(1,664)	(40,774)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	-	436	-	-	-
Share based payment	-	-	268	-	-	-	-	-	-	268	-	268
Balance – June 30, 2011	125,267	308,545	7,039	3,397	11,548	1,410	(41,777)	690	515,029	931,148	20,841	951,989

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - April 1, 2010	125,267	301,695	11,379	3,397	13,728	(490)	(26,517)	427,680	856,139	26,821	882,960
For the Three months ended June 30, 2010:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	707	-	707	-	707
Cash flow hedges transactions	-	-	-	-	-	75	-	-	75	(33)	42
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	(89)	(89)	(8)	(97)
Profit (loss) for the year	-	-	-	-	-	-	-	18,038	18,038	(540)	17,498
Total Comprehensive Income (loss) for the period	-	-	-	-	-	75	707	17,949	18,731	(581)	18,150
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Share based payment	-	-	585	-	-	-	-	-	585	-	585
Conversion of employee options into shares	*	5,106	(5,106)	-	-	-	-	-	-	-	-
Balance – June 30, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455	26,240	901,695

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total

Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019

Exchange differences arising on translation of foreign operations	-	-	-	-	-		(10,649)	-	(10,649)	-	(10,649)
Cash flow hedges transactions	-	-	-	-	-	606	-	-	606	18	624
Actuarial loss from defined benefit plans, net	-	-			-	-	-	(80)	(80)	(1)	(81)
Profit (loss) for the year	-	-	-	-		-	-	100,728	100,728	(116)	100,612
Total Comprehensive Income (loss) for the Year	-	-	-	-	-	606	(10,649)	100,648	90,605	(99)	90,506
Share purchase from non-controlling interests in subsidiary	-	-	-	-	-	-	-	1,117	1,117	(17,498)	(16,381)
Entry into consolidation	-	-	-	-	-	-	-	-	-	14,845	14,845
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Share based payment	-	-	2,613	-	-	-	-	-	2,613	-	2,613
Conversion of employee options into shares	-	5,156	(5,156)	-	-	-	-	-	-	-	-
Balance – December 31, 2010	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970	23,632	953,602

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	(unaudited)		(unaudited)
Cash flows – operating activities
Profit (Loss) for the period	5,065	42,225	(35,000)	17,498	100,612
Taxes on income recognized in profit and loss	1,423	(376)	(6,016)	(1,607)	(2,950)
Finance expenses, net recognized in profit and loss	36,136	10,779	18,724	9,853	44,765
Capital (profit) loss on disposal of fixed assets	(37,459)	(1,471)	(535)	129	(19,556)
Gain from revaluation of prior holding at fair value due to achieving control	-	-	-	-	(5,760)
Share in loss (profit) of associated company	12,716	(40,056)	23,783	(20,595)	(81,132)
Dividend received from associated company	17,465	29,940	14,970	9,980	70,319
Depreciation and amortization	56,684	38,812	28,423	20,683	88,047
Income from fair value adjustment of investment property	-	-	-	-	(151)
Share based payments expenses	670	1,142	244	476	2,104
	92,700	80,995	44,593	36,417	196,298
Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	(39,094)	(14,871)	363	3,865	(51,546)
Decrease (Increase) in inventory	3,420	(15,234)	(4,073)	(3,630)	(5,926)
Increase (Decrease) in trade payables and account payables	5,382	12,379	(16,697)	(14,314)	47,999
Increase (Decrease) in financial liability	(2,109)	2,046	(2,109)	2,696	872
Increase (Decrease) in employee benefit liabilities	1,465	(821)	(506)	(738)	6,678
	(30,936)	(16,501)	(23,022)	(12,121)	(1,923)

Receivables (Payments) Taxes	(3,221)	(1,149)	(2,410)	241	(1,293)

Net cash generated by operating activities	58,543	63,345	19,161	24,537	193,082

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Six months ended		Three months ended		Year ended
		June 30		June 30		December 31
	Note	2011	2010	2011	2010	2010
		(Unaudited)		(Unaudited)
Cash flows – investing activities
Acquisition of fixed assets and Prepaid expenses in respect of a financing lease	5	(35,567)	(115,191)	(17,622)	(36,981)	(219,124)
Acquisition of subsidiary	4d	(48,506)	-	-	-	13,111
Acquisition of other assets		(186)	(1,220)	(4)	(10)	(2,956)
Proceeds from disposal of fixed assets and from sale of assets under an operating lease	4h	57,416	2,554	676	650	18,277
Decrease in designated deposits		-	114,557	-	75,900	127,600
Interest received		2,476	723	356	459	1,829
Granting of loans to an associated company		-	(816)	-	-	(978)
Net cash generated by (used in) investing activities		(24,367)	607	(16,594)	40,018	(62,241)

Cash flows – financing activities
Proceeds from issuing bonds (less issuance expenses)		-	179,886	-	179,886	179,886
Short-term bank credit – net		49,565	(57,471)	5,155	(14,202)	(79,802)
Long term loans received		-	77,300	-	6,489	93,500
Repayment of Long term loans		(82,176)	(26,336)	(58,723)	(12,114)	(56,804)
Interest Paid		(24,854)	(17,720)	(10,020)	(3,157)	(58,538)
Repayment of bonds		-	-	-	-	(94,994)
Dividend paid to non-controlling interests		(4,273)	-	-	-	-
Share purchase from non-controlling interests in subsidiary		(702)	-	-	-	(15,703)
Net cash generated by (used in) financing activities		(62,440)	155,659	(63,588)	156,902	(32,455)

Increase (Decrease) in cash and cash equivalents		(28,264)	219,611	(61,021)	221,457	98,386
Cash and cash equivalents – beginning of period		120,992	26,261	153,277	24,136	26,261
Net foreign exchange difference		(1,194)	3	(722)	282	(3,655)
Cash and cash equivalents – end of period		91,534	245,875	91,534	245,875	120,992

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 1  -      DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited and its subsidiaries (hereinafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities, in the production and sale of printing and writing paper, in the production of cardboard and packaging products and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in sale of household paper products and the handling of solid waste (the Company and its investee companies – hereinafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 7.

B.
For further information read these concise reports in connection with the Company's annual financial statements as of December 31, 2010 and the year then ended, as were published in the shelf prospectus on May 26, 2011, and the accompanying notes.

NOTE 2  -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – "interim financial statements") of the Group were prepared in accordance with IAS 34 "Financial Reporting for Interim Periods" (hereinafter – IAS 34).
In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2010 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in Sections c, d and note 3 below.

B.	The consolidated concise financial statements were prepared in accordance with the disclosure provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Measuring fair value of investment property in the interim financial statements

The Company bases its measurement of the fair value of investment property on a valuation that is performed annually by an independent appraiser. In addition, at every interim reporting date, the Company reviews the need to update the fair value of its investment property relative to the fair value that was determined on the last valuation date, in order to assess whether this is a reliable estimate of the fair value as of the interim reporting date. This assessment is made by reviewing changes in the relevant real estate market, in the property's lease contracts and in the macroeconomic environment of the property, as well as new information on material transactions that were made in the environment of the property and similar assets, which might indicate changes in the fair value of the property. If, in the Company's opinion, there are indicators, that the fair value at the interim reporting period is materially different than the fair value measured on the last valuation date, with respect to certain properties, the Company measures the fair value of these properties as of the interim reporting date, by using an external appraiser.

As of June 30, 2011, the Company considered whether indicators existed that the fair value of the investment property is materially different than the value measured by an external appraiser on September 30, 2010. In the Company's opinion, no significant changes occurred in the value of the property since the last valuation date.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 2  -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial liability with respect to Put option granted to the non-controlling interests

As stated in Note 17a to the annual financial statements, as part of the agreement for the acquisition of shares in Hadera Paper - Printing and Writing Paper (hereinafter: "The subsidiary"), an amendment was included to the Put option that was granted to the seller (MBP) in a previous agreement, that stipulated that the option could not be exercised during the first three years subsequent to the closing date of the acquisition transaction. Starting from the closing date of the transaction on December 31, 2010, the option is measured as a liability according to the present value of the sum of the payment, in accordance with the terms of the option (price 20% lower than the value as defined in the agreement or $20 million, the highest of the two), while it is assumed that exercise will occur at the end of the 3 year period (December 31, 2013).

Following company estimates, based inter alia on the business results of the subsidiary, a decrease was recorded in the present value of the expected payment amount of the option according to its terms as mentioned above. The company consequently recorded earnings of approximately NIS 2.1 million during the reported period, included under Other Incomes.

E.	Taxes on income in the interim financial statements

Tax expenses (income) in the relevant periods include total current taxes as well as changes in deferred tax balances, except for deferred taxes arising from transactions carried directly to equity, and business combination transactions.

Current tax expenses (income) in the interim periods are accrued using the average annual effective income tax rate. To calculate the effective income tax rate, losses for tax purposes in respect of which deferred tax assets were not recognized are deducted, which is expected to reduce the tax liability in the reporting year

F.	Exchange Rates and Linkage Basis

(1)
Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the end of the reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the reporting period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI “in respect of” (in points) (*)
June 30, 2011	3.415	4.944	216.27
June 30, 2010	3.875	4.758	207.56
December 31, 2010	3.549	4.738	211.67

	%	%	%
Increase (decrease) during the:
Three months ended June 30, 2011	(1.90)	(0.11)	1.46
Three months ended June 30, 2010	4.36	(4.68)	1.54
Six months ended June 30, 2011	(3.77)	4.35	2.17
Six months ended June 30, 2010	2.65	(12.58)	0.66
Year ended December 31, 2010	(5.99)	(12.94)	2.7

(*) Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100=1993.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 3  -      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods:

The following new standards, interpretation and amendments, that became effective in the current year, do not have a material effect on the reporting period and/or previous reporting periods, but their validation may have an impact of future periods.

▪	IAS 34 Revised "Interim Financial Reporting"

The amendment emphasizes the principles laid out in IAS 34 that the purpose of the information presented in the interim financial statements regarding events and transactions which are essential in understanding changes in the financial position and in the entity's performance since the last annual reporting date, is to update the information relating thereto in the last annual financial statements. In addition, the amendment clarifies the implementation of this principle with respect to financial instruments, and certain disclosure requirements have been added. The Amendment is implemented retroactively for annual accounting periods commencing on or after January 1, 2011.

▪
For information regarding the standards, interpretations and amendments to the standards set forth below, see notes 3b and 3c to the Company's financial statements for the year ended December 31, 2010.

▪	Amendment to IFRS 3 (Revised) "Business Combinations" (regarding measurement of non-controlling interests).

▪	Amendment to IAS27 (Revised) "Consolidated and Separated Financial Statements".

▪	Amendment to IFRS 7 "Financial Instruments: Disclosure" (regarding the nature and extent of risks arising from financial instruments).

B.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods:

▪	Amendment to IAS 12 "Taxes on Income"

Within the framework of the amendment, it was stipulated that investment property measured at fair value according to IAS 40, will be considered as assets whose carrying amount will be recovered through sale. Accordingly, deferred taxes will be computed in accordance with the tax bases and rates applicable as at the sale of the asset. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, not through sale but by way of use. The effective date of the amendments is for annual periods beginning on or after 1 January 2012. Early adoption is permitted.

The Company's management estimates that the effect of implementing the Amendment on its financial position and results of operations is not expected to be significant.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 3  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods: (cont.)

▪	IFRS 10 "Consolidated Financial Statements"

The standard determines the following provisions on the subject of consolidated financial statements:

▪
The existence of control by one entity in another entity is to be determined on the basis of a uniform model, which is independent of whether the other entity is "a special purpose entity". In this capacity, the interpretation of SIC 12 "Consolidation of entities for special purposes" has been cancelled.

▪
Control by an investor in another entity (hereinafter: "The investee entity") exists where the investor has power in relation to the investee entity, it has an exposure to the variable returns from its involvement in the investee entity and the ability to make use of its power in order to affect the level of the return.

▪
The standard determines provisions for testing for the existence of "practical control" where the entity holds less than half of the voting rights in another entity. For this purpose, inter alia, the investor's holding rate in the investee entity, the extent of the public's holdings and the degree to which they are dispersed are all to be examined.

▪
Potential voting rights in the investee entity are to be taken into account for the purpose of the determination of the existence of control where their terms afford a real ability to direct the relevant activities of the entity in the present.

▪	The new standard does not contain a change in the procedures in respect of the consolidation of the financial statements.

This standard is to be implemented retrospectively, except for certain exceptions, as detailed in the standard, in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Earlier implementation is possible, provided that it be implemented in tandem with IFRS 11 "Joint arrangements", IFRS 12 "Disclosure of interests in other entities" and IAS 28 (2011) "Investments in associates and joint ventures".

At this stage the Company’s management is not able to assess the impact of the implementation of the standard on its financial position and on the results of its operations.

▪	IFRS 12 "Disclosure of interests in other entities"

The standard determines disclosure requirements in respect of the entity's rights in consolidated companies, joint ventures, affiliated companies, and structured non-consolidated entities. The objective of the disclosures is to assist in the assessment of the nature of the accompanying risks in connection with the rights in the said entities and the impact of those rights on the financial statements of the reporting entity.

This standard is to be implemented retrospectively in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Earlier implementation is possible, provided that it be implemented in tandem with IFRS 10 "Consolidated financial statements", IFRS 11 "Joint arrangements" and IAS 28 (2011) "Investments in associates and joint ventures”. At the same time, entities are entitled to integrate any of the new disclosures into their financial statements before that date.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 3-       RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods: (cont.)

▪	IAS 28 (2011) "Investments in associates and joint ventures"

The standard determines the following provisions on the subject of the implementation of the equity method of accounting:

▪	The equity method of accounting is to be implemented in respect of both affiliated companies and joint ventures.

▪	Where the investment in a joint venture is classified as an investment in an affiliated company, or vice-versa, no re-measurement is to be made of the entity's rights in the investee entity.

▪
When there is a decrease in the holding rate in a joint venture or an affiliated company, which does not cause the discontinuation of the implementation of the equity method of accounting, the investor is only to reclassify the proportionate amounts that were previously recognized under other comprehensive income to the statement of income.

▪
The part of the investments that is treated under the equity method of accounting is to be classified as a non-current asset that is held for sale, on the assumption that this element meets the conditions for such classification.

This standard is to be implemented retrospectively in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Earlier implementation is possible, provided that it be implemented in tandem with IFRS 10 "Consolidated financial statements", IFRS 11 "Joint arrangements" and IFRS 12 "Disclosures of interests in other entities".

At this stage the Company’s management is not able to assess the impact of the implementation of the standard on its financial position and on the results of its operations.

▪	Amendment to IAS 1 (Revised) "Presentation of financial statements (on the subject of the presentation of elements of other comprehensive income in the statements of comprehensive income)

The amendment determines that items that are recorded in other comprehensive income are to be separated and presented in one of two groups:

▪	Items that are to be classified in the future to the statement of income.

▪	Items that are not to be classified in the future to the statement of income.

In addition, the amendment determines that in the event that items recorded under other comprehensive income are presented before the relevant tax effects, the tax effect is to be presented separately in respect of each of the groups. The amendment is to be implemented retrospectively in respect of annual periods commencing on January 1, 2013, or thereafter. Early adoption is permitted.

▪
For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 3C to the annual financial statements of the Company as of December 31, 2010 and the year then ended:

▪	IFRS 9: "Financial instruments".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 3-       RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
New standards amendments and interpretations which have been published but not yet become effective and have not been adopted by the Group in early adoption, and are not expected to affect the Group's financial statements:

▪	IFRS 11 "Joint arrangements"

The standard determines that a joint arrangement is an arrangement where two or more parties exercise joint control (as defined in IFRS 10) in it. Additionally, the standard determines the following types of joint arrangements and the accounting treatment in respect thereof:

▪
Activity under joint control is a joint arrangement between the parties that exercise joint control, which affords them rights to the assets and undertakings in respect of the liabilities of the activity. An entity that holds joint control in activity under joint control is to recognize its share of the assets, the liabilities, the revenues and the expenses of the activity in its consolidated financial statements.

▪
A joint venture is a joint arrangement between parties having joint control in an arrangement, who hold rights in the net assets of the venture. An entity that holds joint control in a joint venture is to present its investment therein under the equity method of accounting in accordance with IAS 28 (2011) "Investments in associates and joint ventures".

This standard is to be implemented retrospectively, except for certain exceptions as detailed in the standard, in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Earlier implementation is possible, provided that it be implemented in tandem with IFRS 10 "Consolidated financial statements", IFRS 12 "Disclosure of interests in other entities" and IAS 28 (2011) "Investments in associates and joint ventures".

The Company's management estimates that the implementation of this standard is not expected to affect its financial statements.

▪	IFRS 13 "Fair value measurement"

The standard replaces the individual fair value measurement provisions in the various International Financial Reporting Standards, with provisions that have been gathered together into a single standard, which will constitute a guide to fair value measurement. Accordingly, provisions have been set for the measurement of fair value for all of the items that are measured at fair value in the statement of financial position or for disclosure purposes.

In accordance with the standard, fair value is defined as the amount that would be received from the sale of an asset or the amount that would be paid on the payment of a liability in the ordinary course of business between market participants at the time of the measurement.

The standard determines the various approaches to the measurement of the fair value and notes that the evaluation technique that makes the maximum use of observed market data is to be used. In respect of non-financial assets, it is determined that in order to measure their fair value their optimal use is to be evaluated, and that the fair value is to be estimated on this basis.

This standard is to be implemented prospectively for annual periods commencing on January 1, 2013, or thereafter. Early adoption is permitted.

The Company's management estimates that the impact of the implementation of this standard on its financial statements is not expected to be material.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 3-      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
New standards amendments and interpretations which have been published but not yet become effective and have not been adopted by the Group in early adoption, and are not expected to affect the Group's financial statements: (cont.)

▪	IAS 19 (2011) "Employee benefits"

The standard changes the provisions of IAS 19 "Employee benefits" in its existing format, from the following aspects:

▪
Actuarial gains or losses are to be reflected under other comprehensive income and are not to be classified to the statement of income at a later stage. Accordingly, the alternatives of the reflection of the actuarial gains or losses to the statement of income immediately or in accordance with the strip method have been cancelled.

▪
Income from interest in respect of plan assets for a defined benefit plan are to be recognized on the basis of discount rate of the commitment and not in accordance with the expected return on the asset.

▪
Short-term employee benefits are to include benefits that are expected to be fully cleared within 12 months from the end of the year in which the service that entitles the employee to the benefit was provided.

▪
Benefits in respect of severance pay as the result of a proposal to encourage voluntary termination are to be recognized as a commitment at the time at which the reporting entity has no possibility of reneging on the proposal.

This standard is to be implemented retrospectively, except for certain exceptions as detailed in the standard for annual periods commencing on January 1, 2013, or thereafter. Early adoption is permitted.

The Company's management estimates that the impact of the implementation of this standard on its financial statements is not expected to be material.

▪
For information regarding commencement dates and the transitional provisions of the standards, amendments and interpretations detailed below, see note 3D to the annual financial statements of the Company as of December 31, 2010 and the year then ended:

▪	Amendment to IFRS 7 "Financial Instruments: Disclosure" (regarding disclosure on the transfer of financial assets).

NOTE  4  -     SEGNIFICANT TRANSACTIONS AND EVENTS

a.
On January 31, 2011 a dividend in cash, in the amount of NIS 4.6 million, that was declared on December 30, 2010, was received from a former associated company that was first consolidated on 31 December, 2010.

b.
On February 23, 2011, an associated company declared a distribution of a dividend in the amount of approximately NIS 30 million out of the retained earnings accumulated as of December 31, 2010. The dividend was paid on June 30, 2011. The Company’s share in the dividend is approximately NIS 15 million.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE  4-      SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

c.	On March 24, 2011 an associated company paid a dividend that was declared on July 27, 2010, in the amount of NIS 5 million. The Company’s share in the dividend is approximately NIS 2.5 million.

d.
On January 5, 2011, the Company paid the entire consideration in the amount of NIS 48.5 million in respect of the acquisition of shares in Hadera Paper –Printing and Writing Paper on December 31, 2010. For additional details see Note 17 in the Company's financial statements as of December 31, 2010.

e.
On January 30, 2011 the Ministry for the Protection of the Environment (hereinafter: "the Ministry") held a hearing for the Company regarding suspicion of pollution of water by discharging low quality waste water into the Hadera Stream.

On February 8, 2011 the Company received the summary of the hearing in which it was found, inter alia, that the Company had a duty to improve the quality of the waste water, and a duty of reporting weekly to the Ministry regarding the quality of the treated waste water. The Company has taken and takes actions which resulted in a significant improvement, in the quality of the treated waste water discharged into the river. The company cannot at this stage estimate the impact of the above.

f.
On February 28, the Audit Committee approved and on March 6, 2011 the Board of Directors approved the agreement entered into by the Company, whereby the Company would lease to CLAL PV Projects Ltd. ("CLAL PV"), a private company indirectly held and controlled by CLAL Industries and Investments Ltd. ("CLAL"), the parent company, roofs of buildings at the Company facility in Hadera, with a total area of up to 19,200 m2, of which the Company has the option, which has been exercised by it, not to lease part of this space with an area of up to 14,300 m2 - for construction of power generating facilities using photo-voltaic technology and its transmission to the power grid during the lease term, pursuant to a generation license to be granted to CLAL PV. The rent would range between NIS 90 thousand and NIS 230 thousand per year, and shall be determined based on the tariff per generated kilowatt/hour of power as set for CLAL PV in its generation license. The agreement also specifies that the Company would be paid additional rent up to NIS 70 thousand per year, with respect to excess power generated (if any), as per provisions of the agreement. The lease term runs from the date of taking possession of the leased property through the 20th anniversary of commercial operation of the leased property (as defined in the agreement); CLAL PV was granted an option to extend the lease, provided that the total lease term would not exceed 24 years and 11 months. The agreement includes customary provisions with regard to circumstances under which the parties may terminate the agreement, and the Company was granted the option to terminate the agreement should it announce its desire to use the leased property for its own operations which do not allow operation of the facility in the leased property; in such case, CLAL PV committed to vacate the leased property within the time specified, in return for payment of the economic value of the generation facility based on an independent economic valuation. The agreement is subject to certain suspending conditions being met within 15 months from its signing date, including, inter alia, obtaining approvals, permits and licenses for construction of the facility, obtaining approval of the General Meeting of Company shareholders to be convened to approve this contract and other conditions. On March 15, 2011 the aforementioned agreement was signed, and on April 21, 2011 the General Meeting of the company's shareholders approved the contract.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE  4 -    SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

g.
On March 6, 2011, the Board of Directors of the Company approved incorporation of a foreign entity (hereinafter: "the foreign entity"), wholly-owned by the Company, which is to be incorporated for entering into agreement with an overseas business partner (an unrelated third party) for operations in removal of paper and cardboard waste and recycling operations overseas under a Joint Venture (hereinafter: "JV"). During the second quarter of 2011, The Company recorded the foreign company as aforesaid, and then signed the mentioned agreement with the overseas business partner. The Company's share of this operation is 65%. This operation requires an initial investment, to be made in stages based on JV needs, amounting to USD 5.2 million, by way of owners' loan or guarantee, 80% of which would be invested by the Company. As of the date of the financial statements the company has invested a total amount of NIS 400 thousands by owners' loan.

The agreement includes restrictions on partner rights to transfer their JV shares, grants the foreign entity the right to appoint two thirds of the JV Board members as well as its CEO, grants the Company the right to purchase up to 75% of the paper and cardboard waste collected by JV at market prices, and includes certain non-compete provisions.

h.
On March 27, the sale of a plot of land in the Totseret Ha'Aretz Street in Tel-Aviv has been fulfilled according to agreement that the company signed with Gev-Yam land corporation Ltd ("Gev-Yam"), a company indirectly controlled by IDB Development Company Ltd., The controlling shareholder of the Company, and with Amot Investments Ltd. As a result of the closing transaction, the Company recorded subject to the agreement, during the reporting period, capital gain, of approximately NIS 35.8 million (net of tax - approximately NIS 28 million).

i.
During the year of 2009, as part of a formal tax inspection of the Turkish Tax Authorities, the Financial Reports for the years 2004-2008 of KCTR the Turkish subsidiary ("KCTR") of the associated company Hogla- Kimberly Ltd, held by 49.9% were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, on the total amount of YTL 153 million (approximately USD 86.1 million) including interest, fines and VAT refund offset.

Regarding one of the matters, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR has filed, based on its tax consultant opinion in Turkey, in 2010, appeals to the court against the demand of the tax authorities. On July 28, 2011 and on August 4, 2011, the court handed down its decisions regarding some of the appeals (which reflected 27.6% of the claim's principal amount), pursuant to which KCTR is required to make payments to the tax authorities amounting to YTL 9.1 million, amounting to - with the addition of interest, fines and before VAT asset offset (as at the date of the decision) – approximately YTL 37.4 million (approximately $21.1 million).

The amount for payment (if and when will be paid) net after offsetting Vat asset, amount to approximately YTL 33.7 million (approximately $19.0 million).

KCTR intends to appeal the decisions of the court in Turkey, based on the expert opinion of its legal consultants, in spite of the said court's decision, claiming that KCTR possesses valid claims against the requirement and that the chances of success in the said appeal are greater than 50%. In addition, KCTR intends to apply to the Supreme Court to delay implementation of the verdict until the Supreme Court ruling on appeals as submitted by KCTR.

It should be noted that the court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made. The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 23.9 million (approximately USD 13.4 million) and sums up to approximately YTL 101.6 million, including interest and fines (approximately USD 57.2 million).

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE  4 -     SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

i.	(cont.)

According to the accounting policy of the company, the fact that the decision of the court had been handed down, even if appealable with great chances of success, creates a situation where it is "more likely than not" that payments will be made on account of these tax requirements. Consequently, during the reported period, the company included a provision on account of its share pertaining to the awarded sums, as mentioned above, amounts to NIS 37.2 million.

Regarding appeals and sums regarding which no ruling has been handed down by the court in Turkey, it is company policy to examine, based on the expert opinion of the KCTR legal consultants, the probability that payments will have to be made on account of these appeals, while taking into consideration all the relevant circumstances.

In light of the fact that the legal consultants of KCTR estimate the probability of success, on finishing all legal proceedings – that is, after submission if required, of another appeal, in the appeals regarding which no ruling has yet been handed down, as being greater than 50%, the company did not include in its financial statements, a provision on account of the potential tax liability that is inherent in those matters regarding which a ruling has not yet been handed down.

It should be noted that the financial statements of investee company Hogla Kimberly, that include the financial statements of KCTR by way of consolidation, which are in turn included in the financial statements of the company, were approved prior to the receipt of the ruling from the court in Turkey and these consequently do not include a provision on account of the sums for which a court ruling in Turkey has already been handed down, as mentioned above.

j.	On April 26, 2011, a consolidated company declared a dividend in the amount of NIS 10 million, out of retained earnings. This dividend will be paid until the end of the third quarter of 2011.

k.
On May 2, 2011 petition was filed against Hogla-Kimberly Ltd an associated company, for the approval of a class action. According to the petition, the plaintiff claimed that Huggies diapers, marketed by Hogla-Kimberly Ltd, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.2 billion.

At this early stage, Hogla-Kimberly's legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved, and therefore no provision was created  in the financial statements as at June 30, 2011, on account of this matter.

l.
On May 3, 2011 a foreign shareholder exercised the option granted to him in his investment in BondX from February 2, 2011, and he acquired 13,781 preferred stock A of BondX for consideration of USD 500 thousand. BondX is engaged in research and development of Bonder, a biological material intended to provide improved strength and water-resistance features to packaging paper. As of the approval date of the financial statements, the Company holds 14.69% (or 13.70% fully diluted) of BondX shares.

In light of the updating of the fair value of BondX at the time of the exercise, the Company evaluated an amount of NIS 862 thousands against an increase in a capital reserve.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE  4 -     SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

m.
On May 15, 2011 the company announced that an agreement for purchase of natural gas was signed between the company and the partners in the Yam Tethys projects ("The Agreement"). Pursuant to the agreement, the term of the agreement signed between the companies on July 29, 2005 for the purchase of natural gas ("The Original Agreement"), will be extended by an additional 2 years, until June 30, 2013.

The formula for the price of gas set in the agreement is based on the price of petroleum (Brent barrel) and includes a minimum price for the price of gas. It should be noted, that following the sharp rise in fuel prices that took place since the signing of the original agreement, the price of gas in the agreement is significantly higher than the maximum price that was set in the original agreement.

This fact could potentially have an impact on the price of gas for the company, as compared with the cost according to the original agreement, by an additional sum of approximately USD 19.4 million per annum (according to the calculation of the formula at the date of signing the agreement, in terms of gross cost, prior to tax shield). The Company is preparing for a cost-cutting and efficiency plan accordingly.

The actual cost of the gas is dependent upon numerous factors, primarily changes in global petroleum prices. The remaining terms of the original agreement would remain in force, with the necessary changes.

The overall financial volume of the agreement in its signature date was estimated at approximately USD 63 million (according to the calculation of the formula at the date of signing the agreement). It should be clarified that the actual volume may change over time as a result of changes in global petroleum prices.

n.
In light of indications that rose as a result of the results of the Carmel cash-generating unit, the Company commissioned an external and independent appraiser to examine the need for a provision for impairment. The evaluation was made on the basis of its use value, based on the capitalized cash flows that are expected to be generated by the company, using a discount rate of 9.5% and it was found that the value of Carmel is actually higher than its book value and no recognition is necessary of a loss on account of impairment.

NOTE  5  -      FIXED ASSETS

During the periods of six months ended June 30, 2011 and June 30, 2010, the Company purchased fixed assets at a cost of approximately NIS 35,567 thousands and NIS 115,191 thousands, respectively.

Total suppliers’ credit from acquired fixed assets amounted to NIS 40,023 thousands as of June 30, 2011 (and NIS 64,432 thousands as of June 30, 2010).

NOTE  6  -      INCOME TAX CHARGE

Tax expenses for the six months period ended June 30, 2011 amounts to NIS 1.4 million, primarily arising from the recognition of tax expenses in the amount of NIS 7.7 million from the sale of real estate as stated in note 4h above. Which were offset as a result of the differences between tax rates expected to realize current losses and tax rates expected for reversal of deferred tax liabilities, in respect of the accelerated depreciation reduction of Machine 8. The differences derives from the gradual reduction in the corporate tax rate in accordance with Economic Efficiency Law.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE  7  -      SEGMENT INFORMATION

a.	General

The Group has been implementing IFRS 8 "operating segments" (hereinafter – "IFRS 8") as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group's components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

The identified operating segments, according to IFRS8 are:

The Packaging paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Printing and writing papers segment – generates revenue from the manufacture and marketing of fine paper.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE  7 -     SEGMENT INFORMATION (cont.)

b.
Analysis of incomes and results according to operating segments:

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Six months
	(Unaudited)
	NIS in thousands
	Packaging Paper and recycling			Marketing of office supplies		Packaging and cardboard products		Hogla Kimberly		Printing and *writing paper		Adjustments to consolidation		Total
	Jan-June 2011		Jan- June 2010	Jan-June 2011	Jan-June 2010	Jan-June 2011	Jan-June 2010	Jan-June 2011	Jan-June 2010	Jan-June 2011	Jan-June 2010	Jan-June 2011	Jan-June 2010	Jan-June 2011	Jan-June 2010
Sales to external customers	280,091		141,674	89,722	82,247	269,431	233,032	833,404	856,515	351,111	339,537	(833,404)	(1,196,052)	990,355	456,953
Sales between Segments	80,188		47,801	1,104	1,243	11,195	8,812	3,774	2,381	18,105	17,923	(82,479)	(45,922)	31,887	32,238
Total sales	360,279		189,475	90,826	83,490	280,626	241,844	837,178	858,896	369,216	357,460	(915,883)	(1,241,974)	1,022,242	489,191
Segment results	65,585	**	8,040	(2,686)	2,120	3,702	2,925	59,843	93,133	(9,897)	23,190	(61,207)	(116,836)	55,340	12,572
Finance expenses, net														(36,136)	(10,779)
Share in profit (loss) of associated companies, net														(12,716)	40,056
Profit before taxes on income														6,488	41,849

* As of December 31, 2010 the Company consolidates Printing and writing segment in its financial statements.
** Segment results include a one - time income in the amount of NIS 35,765 thousands for the sale of real estate. See note 4h above.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE  7 -     SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments: (cont.)

	Three months
	(Unaudited)
	NIS in thousands
	Packaging Paper and recycling		Marketing of office supplies		Packaging and cardboard products		Hogla Kimberly		Printing and *writing paper		Adjustments to consolidation		Total
	April-June 2011	April- June 2010	April-June 2011	April-June 2010	April-June 2011	April-June 2010	April-June 2011	April-June 2010	April-June 2011	April-June 2010	April-June 2011	April-June 2010	April-June 2011	April-June 2010
Sales to external customers	143,857	81,223	41,882	41,520	125,411	110,445	418,560	415,312	178,541	175,676	(418,560)	(590,987)	489,691	233,189
Sales between Segments	40,387	22,279	527	608	4,617	4,038	2,765	1,228	8,558	9,094	(41,912)	(21,230)	14,942	16,017
Total sales	184,244	103,502	42,409	42,128	130,028	114,483	421,325	416,540	187,099	184,770	(460,472)	(612,217)	504,633	249,206
Segment results	9,827	5,332	(508)	619	(259)	(642)	31,018	45,971	(6,936)	14,639	(31,651)	(60,770)	1,491	5,149
Finance expenses, net													(18,724)	(9,853)
Share in profit (loss) of associated companies, net													(23,783)	20,595
Profit (Loss) before taxes on income													(41,016)	15,891

* As of December 31, 2010 the Company consolidates Printing and writing segment in its financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE  7  -    SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments: (cont.)

	Year ended December 31, 2010
	NIS in thousands
	Packaging Paper and recycling	Marketing of office supplies	Packaging and cardboard products	Hogla Kimberly	Printing and *writing paper	Adjustments to consolidation	Total
Sales to external customers	393,439	176,580	489,543	1,691,918	691,069	(2,382,986)	1,059,563
Sales between Segments	117,927	2,267	20,102	5,591	37,633	(122,075)	61,445
Total sales	511,366	178,847	509,645	1,697,509	728,702	(2,505,061)	1,121,008
Segment results	50,159	5,127	7,105	186,603	31,072	(218,771)	61,295
Finance expenses, net							(44,765)
Share in profit of associated companies, net							81,132
Profit before taxes on income							97,662

* As of December 31, 2010 the Company consolidates Printing and writing segment in its financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 8  -      SUBSEQUENT EVENTS

a.
On May 27, 2011 the Company published a shelf prospectus that was amended on June 19, 2011 by which the Company issued on July 4, 2011, debentures (Series 5) of the Company, by way of extending a series issued on May 23, 2010. The Company has offered an amount of NIS 220,000 thousands par value of debentures (Series 5) issued in return for NIS 218,020 thousands bearing an interest rate of 5.85%. The principal is payable in five annual equal payments, each on November 30th of the years 2013-2017. The interest is payable half annually each on May 31st and November 30th of the years 2011-2017.

The net proceed of the offering net of issue expenses is NIS 216,324 thousands.

b.
On July 26, 2011 an associated company declared the distribution of a dividend in the amount of approximately NIS 30 million from the retained earnings for June 30, 2011. The dividend will be paid during the fourth quarter of 2011. The Company’s share in the dividend is approximately NIS 15 million.

NOTE 9  -      RECLASSIFICATION

The Group reclassified an amount of NIS 29,544 thousand from Deferred tax assets to Deferred tax liabilities in the comparative figures as at June 30, 2010. The re-classification is due to offset of deferred tax assets against deferred tax liabilities, under the terms of offset, in IAS12.

	As of June 30, 2010
	As was classified in the past	The change	As classified in these statements
	NIS in thousands
Deferred tax assets	31,585	(29,544)	2,041

Deferred tax liabilities	58,279	(29,544)	28,735

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENT PROFORMA

AS OF JUNE 30, 2011

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENT PROFORMA
AS OF JUNE 30, 2011

TABLE OF CONTENTS

Page
Consolidated Income Statements Proforma	P - 3
Consolidated Statements of Comprehensive Income	P - 4
Notes to the Consolidated Income Statements	P - 5- P - 6

HADERA PAPER LTD

CONSOLIDATED INCOME STATMENTS PROFORMA
(NIS in thousands)

	Six months ended June 30	Three months ended June 30	Year ended December 31
	2 0 1 0	2 0 1 0	2 0 1 0
	(Unaudited)
Revenue	826,120	423,705	1,806,210
Cost of sales	689,589	352,221	1,539,247
Gross profit	136,531	71,484	266,963
Selling, marketing, general and administrative expenses
Selling and marketing expenses	60,851	30,480	130,455
General and administrative expenses	39,429	18,820	76,714
Other income, net	677	160	(31,185)
Total expenses	100,957	49,460	175,984

Profit from ordinary operations	35,574	22,024	90,979
Finance income	1,799	-	11,563
Finance expenses	17,778	13,431	61,328
Finance expenses, net	15,979	13,431	49,765

Profit after financial expenses	19,595	8,593	41,214

Share in profit of associated companies, net	32,631	16,340	70,059

Profit before taxes on income	52,226	24,933	111,273
Taxes on income	4,450	1,325	4,336
Profit for the year	47,776	23,608	106,937
Attributed to: Company shareholders	44,159	22,016	101,505
Non-Controlling interests	3,617	1,592	5,432
	47,776	23,608	106,937
Earning for regular share of NIS 0.01 par value	NIS
Primary attributed to Company shareholders	8.71	4.33	19.99

Fully diluted attributed to company shareholders	8.63	4.30	19.83
Number of share used to compute the primary earnings per share	5,071,508	5,082,028	5,078,156

Number of share used to compute the fully diluted earnings per share	5,118,008	5,117,276	5,118,416

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the consolidated income statements proforma: August 18, 2011

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD

CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME PROFORMA
(NIS in thousands)

	Six months ended June 30	Three months ended June 30	Year ended December 31
	2 0 1 0	2 0 1 0	2 0 1 0
	(Unaudited)
Profit for the period	47,776	23,608	106,937

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	(971)	(529)	1,044
Actuarial loss from defined benefit plans, net	(79)	(97)	(4)
Share in Other Comprehensive Income (loss) of associated companies, net	(3,239)	901	(11,652)
Share in other comprehensive income of associated companies, which allocated to the income statements, net	307	377	446
Total Other Comprehensive Income (Loss) for the period, net	(3,982)	652	(10,166)

Total Comprehensive Income for the period	43,794	24,260	96,771

Attributed to: Company shareholders	40,218	22,709	91,292
Non-Controlling interests	3,576	1,551	5,479
	43,794	24,260	96,771

HADERA PAPER LTD
NOTES TO CONSOLIDATED INCOME STATEMENT PROFORMA

NOTE 1       -     GENERAL

The proforma consolidated statements of income of the Company are prepared in accordance with the provisions of Regulation 38b to the Securities Regulations (Immediate and Periodic Reports), 1970.

NOTE 2       -     PROFORMA EVENT

On September 7 2010 the company signed an agreement with a subsidiary of Mondi Group ("Mondi Group"), that holds, prior to the transaction, 50.1% of the issued and outstanding share capital of Hadera Paper – Printing and Writing Paper Ltd. - an associated company, formerly "Mondi Hadera Paper Ltd.", (hereinafter – "Printing and Writing Paper Ltd.") pursuant to which Mondi Group will sell to the Company 25.1% of the issued and outstanding share capital of "Printing and Writing Paper" ("Acquisition Transaction").

Prior to the transaction, the Company held 49.9% of the issued and outstanding share capital of Mondi Hadera. Upon to the completion of the Acquisition Transaction effective as of December 31 2010, the Company holds 75% of the issued and outstanding share capital of "Printing and Writing Paper", while Mondi Group holds the remaining 25%.

In consideration of the shares being sold, the Company paid Mondi Group, from its own resources, upon to the completion of the Acquisition Transaction, a sum of approximately EURO 10.364 million, on January 5, 2011.

The Acquisition Transaction includes, inter alia, the amendment of the existing shareholder agreement between the parties, pertaining to their holdings in "Printing and Writing Paper" that entered into force upon to the completion of the Acquisition Transaction, including also the changes necessary as a result of the modification of the holding percentages, including the protection of minority interests, rules for the continued cooperation between the shareholders and "Printing and Writing Paper", a non-competition clause, dividend distribution policy and the like, all subject to the provisions of the law.

Moreover, the Acquisition Transaction includes the amendment of the existing agreements between the shareholders and Mondi Hadera that entered into force upon the finalization of the Acquisition Transaction, (effective from December 31, 2010), including a marketing agreement, rental agreement, agreement for the provision of services and the signing of new agreements (that enter into force upon to the completion of the Acquisition Transaction), including a subletting agreement and an agreement governing the use of the Mondi brand.

As part of the previous agreement between HADERA PAPER and MONDI GROUP dated November 21, 1999, as set forth in Note 5(3) of the consolidated financial statements of the Company, MBP was granted an option to sell to the Company its Holding stake in "Printing and Writing Paper", at a price 20% below the value (as defined in the agreement) or $20 million less 20%, whichever is higher. The Acquisition Transaction included the amendment of the Put option, stipulating that it may not be exercised during the first three years (as of June 30 2011, the option is blocked for two years and six months) subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement). Moreover, it was determined that Mondi Group will be subject to the undertaking not to sell its shares in "Printing and Writing Paper" for a period of three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement).

HADERA PAPER LTD
NOTES TO CONSOLIDATED INCOME STATEMENT PROFORMA

NOTE 2       -     PROFORMA EVENT(cont.)

On December 28, 2010, the suspending conditions set forth in the acquisition agreement have been fulfilled for the closing of the transaction. The ancillary agreements in the transaction have been signed and the closing date has been scheduled for December 31, 2010. The parties further determined that the consideration of the transaction will be transferred to the Mondi Group no later than January 10, 2011, on January 5, 2011, the Company paid the entire amount. Following the closing of the transaction, the Company consolidates the financial statements of "Printing and Writing Paper" into its own financial statements, as of December 31, 2010.

NOTE 3       -     ACCOUNTING POLICY:

The proforma consolidated statements have been compiled pursuant to the accounting policy set forth in Note 2 to the Company's consolidated financial statements as of December 31, 2010, based on assumptions set forth in Note 4 below.

NOTE 4	-	ASSUMPPTION USED AS THE BASIS FOR THE PREPARATION OF THE PROFORMA CONSOLIDATED STATEMANTS

a.
Pro-forma information was compiled based on financial information for Hadera Paper Ltd. and Hadera Paper - Printing and Writing Paper Ltd. (former Mondi Hadera Paper Ltd). The pro-forma information reflects the operating results, on consolidated basis, had Hadera Paper - Printing and Writing Paper Ltd. been acquired on January 1, 2008.

b.	The gain realized by the Company, amounting to NIS 5,760 thousand result from the acquisition, was not included on the pro-forma consolidated statements, as it was of a non-recurring nature.

c.	Financing expenses on the pro-forma consolidated statements including financing cost, which were calculated based on 5.85% interest with respect to financing obtained for this acquisition.

d.	Excess acquisition cost over carrying amount as of the acquisition date, amounting to NIS 12,282 thousand, was classified under goodwill

e.
Other revenues include annual adjustment of the financial liability with respect to put option granted to non-controlling interests for the present value of the expected future payment with respect there to, assuming it would not be exercisable for three years. Profit and loss resulting from settled put options has been reversed.

f.	Inter-company transactions and balances were reversed for the consolidation. Inter-company unrealized gain was not reversed, as it was not material.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS
 AS OF JUNE 30, 2011

TABLE OF CONTENTS

Page
Separate Financial Statements
Separate statements of financial position	S-1
Separate Income Statements	S-2
Separate Statements of comprehensive income	S-2
Separate Statements of changes in equity	S-3-S-4
Separate Statements of Cash Flows	S-5-S-6
Notes to the Separate Financial Statements	S-7-S-8

HADERA PAPER LTD

SEPARATE STATEMENTS OF FINANCIAL POSITION

	June 30		December 31
	2011	2010	2010
	NIS in thousands
	(Unaudited)
Current Assets
Cash and cash equivalents	69,590	216,100	43,738
Designated deposits	-	10,576	-
Trade receivables	2,796	2,367	942
Associated companies, net	307,476	56,946	264,368
Total Current Assets	379,862	285,989	309,048
Non-Current Assets
Investment in associated companies	914,520	927,306	970,874
Loans to associated companies	496,075	666,242	580,615
Fixed assets	79,971	85,149	85,647
Investment Property	24,500	24,349	24,500
Prepaid expenses in respect of an operating lease	-	25,091	24,837
Financial assets - available for sale	2,508	-	1,646
Other assets	259	315	323
Deferred tax assets	3,092	11,820	12,536
Total Non-Current Assets	1,520,925	1,740,272	1,700,978
Total Assets	1,900,787	2,026,261	2,010,026
Current Liabilities
Credit from banks and others	-	40,017	-
Current maturities of long term bonds and long term loans	143,051	135,004	142,079
Trade payables	10,399	3,660	9,731
Account payables and accrued expenses	75,891	79,891	130,527
Financial liabilities at fair value through profit and loss	-	14,028	-
Short term employee benefit liabilities	3,585	2,919	3,411
Current tax liabilities	6,983	1,864	2,078
Total Current Liabilities	239,909	277,383	287,826
Non-Current Liabilities
Loans from banks and others	128,880	216,932	193,490
Bonds	567,178	652,580	562,348
Employee benefit liabilities	4,269	3,911	4,880
Put option granted to the non controlling interests	29,403	-	31,512
Total Non-Current Liabilities	729,730	873,423	792,230

Capital and reserves	931,148	875,455	929,970
Total Liabilities and Equity	1,900,787	2,026,261	2,010,026

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the separate financial statements: August 18, 2011

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE INCOME STATEMENTS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	NIS in thousands
	(Unaudited)		(Unaudited)
Income

Revenues from services, net	9,675	7,379	3,303	7,305	12,478
Other income	39,493	-	3,187	-	11,271
Share in profits of associated companies – net	-	41,856	-	18,637	94,363
Finance income	25,840	5,479	11,664	5,457	28,115
	75,008	54,714	18,154	31,399	146,227
Cost and expenses

Share in losses of associated companies – net	(23,739)	-	(34,172)	-	-

Other expenses	(741)	(720)	(741)	(3,056)	-

Finance expenses	(32,801)	(10,127)	(16,618)	(9,206)	(43,627)

Profit (Loss) before taxes on income	17,727	43,867	(33,377)	19,137	102,600

Tax incomes (expenses) on the income	(9,871)	(1,539)	41	(1,099)	(1,872)

Profit (Loss) for the period	7,856	42,328	(33,336)	18,038	100,728

SEPARATE STATEMENTS
OF COMPREHENSIVE INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	NIS in thousands
	(Unaudited)		(Unaudited)

Profit (Loss) for the period	7,856	42,328	(33,336)	18,038	100,728
Other Comprehensive Income ,net
Actuarial loss from defined benefit plans, net	-	-	-	-	(228)
Profit from fair value adjustment of financial asset available for sale, net	690	-	690	-	-
Share in other comprehensive income (loss) of associated companies, net	(8,113)	(3,941)	(6,464)	693	(9,895)

Total other comprehensive income (loss) for the period	(7,423)	(3,941)	(5,774)	693	(10,123)

Total comprehensive income (loss) for the period	433	38,387	(39,110)	18,731	90,605

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Capital reserve from revaluation of financial asset - available for sale	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)

Balance - January 1, 2011	125,267	306,851	7,988	3,397	12,420	-	1,123	(33,521)	506,445	929,970
For the Six months ended June 30, 2011:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-	(8,256)	-	(8,256)
Cash flow hedges transactions	-	-	-	-	-	-	287	-	-	287
Profit from fair value adjustment of financial asset available for sale, net	-	-	-	-	-	690	-	-	-	690
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	-	(144)	(144)
Profit for the period	-	-	-	-	-	-	-	-	7,856	7,856
Total comprehensive profit (loss) for the period	-	-	-	-	-	690	287	(8,256)	7,712	433
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(872)	-	-	-	872	-
Share based payment	-	-	745	-	-	-	-	-	-	745
Conversion of employee options into shares	*	1,694	(1,694)	-	-	-	-	-	-	-
Balance – June 30, 2011	125,267	308,545	7,039	3,397	11,548	690	1,410	(41,777)	515,029	931,148

Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	-	517	(22,872)	402,936	835,635
For the Six months ended June 30, 2010:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-	(2,938)	-	(2,938)
Cash flow hedges transactions	-	-	-	-	-	-	(932)	-	-	(932)
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	-	(71)	(71)
Profit for the period	-	-	-	-	-	-	-	-	42,328	42,328
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(932)	(2,938)	42,257	38,387
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(872)	-	-	-	872	-
Share based payment	-	-	1,433	-	-	-	-	-	-	1,433
Conversion of employee options into shares	*	5,106	(5,106)	-	-	-	-	-	-	-
Balance – June 30, 2010	125,267	306,801	6,858	3,397	13,292	-	(415)	(25,810)	446,065	875,455

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Capital reserve from revaluation of financial asset - available for sale	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
		NIS in thousands
		(Unaudited)

Balance - April 1, 2011	125,267	308,545	6,771	3,397	11,984	-	1,430	(35,180)	547,776	969,990
For the Three months ended June 30, 2011:						-
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-	(6,597)	-	(6,597)
Profit from fair value adjustment of financial asset available for sale, net	-	-	-	-	-	690	-	-	-	690
Cash flow hedges transactions	-	-	-	-	-	-	(20)	-	-	(20)
Actuarial profit from defined benefit plan	-	-	-	-	-	-	-	-	153	153
Profit (Loss) for the period	-	-	-	-	-	-	-	-	(33,336)	(33,336)
Total comprehensive income (loss) for the period	-	-	-	-	-	690	(20)	(6,597)	(33,183)	(39,110)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	-	436	-
Share based payment	-	-	268	-	-	-	-	-	-	268
Balance – June 30, 2011	125,267	308,545	7,039	3,397	11,548	690	1,410	(41,777)	515,029	931,148

Balance - April 1, 2010	125,267	301,695	11,379	3,397	13,728	-	(490)	(26,517)	427,680	856,139
For the Three months ended June 30, 2010:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	-	707	-	707
Cash flow hedges transactions	-	-	-	-	-	-	75	-	-	75
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	-	(89)	(89)
Profit for the period	-	-	-	-	-	-	-	-	18,038	18,038
Total comprehensive income for the period	-	-	-	-	-	-	75	707	17,949	18,731
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	-	436	-
Share based payment	-	-	585	-	-	-	-	-	-	585
Conversion of employee options into shares	*	5,106	(5,106)	-	-	-	-	-	-	-
Balance – June 30, 2010	125,267	306,801	6,858	3,397	13,292	-	(415)	(25,810)	446,065	875,455

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Audited)
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635

Exchange differences arising on translation of foreign operations	-	-	-	-	-		(10,649)	-	(10,649)
Cash flow hedges transactions	-	-	-	-	-	606	-	-	606
Actuarial loss from defined benefit plan	-	-			-	-	-	(80)	(80)
Profit for the year	-	-	-	-	-	-	-	100,728	100,728
Total comprehensive income (loss) for the Year	-	-	-	-	-	606	(10,649)	100,648	90,605
Acquisition of additional shares in subsidiary	-	-	-	-	-	-	-	1,117	1,117
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-
Conversion of employee options into shares	-	5,156	(5,156)	-	-	-	-	-	-
Share based payment	*	-	2,613	-	-	-	-	-	2,613
Balance – December 31, 2010	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	NIS in thousands
	(Unaudited)		(Unaudited)
Cash flows – operating activities
Profit (Loss) for the period	7,856	42,328	(33,336)	18,038	100,728
Tax expenses (incomes) recognized in profit and loss	9,871	1,539	(41)	1,099	1,872
Financial expenses, net recognized in profit and loss	6,961	4,648	4,954	3,749	15,512
Share in loss (profit) of associated companies, net	23,739	(41,856)	34,172	(18,637)	(94,363)
Dividend received	21,721	29,940	14,970	9,980	70,319
Capital profit on disposal of fixed assets	(36,803)	(1,387)	-	36	(1,394)
Depreciation and amortization	1,686	3,761	785	2,013	3,313
Gain from revaluation of prior holding at fair value due to achieving control	-	-	-	-	(5,760)
Income from revaluation of investment property	-	-	-	-	(151)
Share based payments expenses	292	580	114	248	1,086
	35,323	39,553	21,618	16,526	91,162

Changes in assets and liabilities:
Increase (decrease) in associated companies and other receivables	64,357	(86,364)	13,083	(11,990)	(134,380)
Increase (Decrease) in trade and account payables	1,283	(8,637)	(22,248)	(19,134)	23,707
Increase (Decrease) in financial liabilities	(2,109)	2,046	(2,109)	2,696	872
Decrease in employee benefits and provisions	(496)	(2,309)	(508)	(333)	(1,186)
	98,358	(55,711)	9,836	(12,235)	(19,825)

Receivables (Payments) Taxes	4,436	(1,323)	-	67	(1,323)

Net cash generated by (used in) financing activities	102,794	(57,034)	9,836	(12,168)	(21,148)

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2011	2010	2011	2010	2010
	NIS in thousands
	(Unaudited)		(Unaudited)
Cash flows – investing activity
Acquisition of fixed assets and Prepaid expenses in respect of a financing lease	(2,043)	(975)	(1,090)	(559)	(13,493)
Acquisition of subsidiaries	(49,298)	-	(90)	-	(15,703)
Acquisition of other assets and financial assets	(6)	-	-	-	(1,724)
Proceeds from disposal of fixed assets and assets under an operating lease	56,400	1,483	-	60	1,483
Redemption of designated deposits, net	-	114,557	-	75,900	127,600
Interest received	2,380	635	320	391	1,718
Net cash generated by (used in) investing activity	7,433	115,700	(860)	75,792	99,881

Cash flows – financing activities
Proceeds from issuing notes	-	179,886	-	179,886	179,886
Short-term credit – net	-	(62,429)	-	(20,039)	(102,446)
Borrowings received	-	70,000	-	-	70,000
Repayment of borrowings	(64,848)	(14,233)	(50,635)	(6,158)	(31,644)
Interest Paid	(18,921)	(16,153)	(6,971)	(2,763)	(53,896)
Repayment of bonds	-	-	-	-	(94,994)
Net cash generated by (used in) financing activities	(83,769)	157,071	(57,606)	150,926	(33,094)

Increase (decrease) in cash and cash equivalents	26,458	215,737	(48,630)	214,550	45,639
Cash and cash equivalents – beginning of period	43,738	363	118,375	1,550	363
Net foreign exchange difference	(606)	-	(155)	-	(2,264)
Cash and cash equivalents – end of period	69,590	216,100	69,590	216,100	43,738

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 1  -      GENERAL

A.	General

The separate financial statements of the Company are prepared in accordance with the provisions of Regulation 38d to the Securities Regulations (Immediate and Periodic Reports), 1970.

B.	Definitions:

The Company	-	Hadera Paper Limited.

Associated Companies	-	As defined by note 1b of the conciliated financial statement of the company as of December 31, 2010.

C.	Accounting policy:

The separate financial statements were drawn up in accordance with the accounting policy set forth in note 1B of the separate financial statements of the Company as of December 31, 2010, except for changes in the accounting policy as specified in note 2 of the Condensed consolidated financial statements of the Company that are published with this separate financial information.

NOTE 2         -    SEGNIFICANT TRANSACTIONS AND EVENTS

a.
On May 2, 2011 petition was filed against Hogla-Kimberly Ltd an associated company, for the approval of a class action. According to the petition, the plaintiff claimed that Huggies diapers, marketed by Hogla-Kimberly Ltd, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.2 billion.

At this early stage, Hogla-Kimberly's legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved.

b.
During the year of 2009, as part of a formal tax inspection of the Turkish Tax Authorities, the Financial Reports for the years 2004-2008 of KCTR the Turkish subsidiary ("KCTR") of the associated company Hogla- Kimberly Ltd, held by 49.9% were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of YTL 153 million (approximately USD 86.1 million) including interest, fines and VAT refund offset.

Regarding one of the matters, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR has filed, based on its tax consultant opinion in Turkey, in 2010, appeals to the court against the demand of the tax authorities. On July 28, 2011 and on August 4, 2011, the court handed down its decisions regarding some of the appeals (which reflected 27.6% of the claim's principal amount), pursuant to which KCTR is required to make payments to the tax authorities amounting to YTL 9.1 million, amounting to - with the addition of interest, fines and before VAT asset offset (as at the date of the decision) – approximately YTL 37.4 million (approximately $21.1 million).

The amount for payment (if and when will be paid) net after offsetting Vat asset, amount to approximately YTL 33.7 million (approximately $19.0 million).

KCTR intends to appeal the decisions of the court in Turkey, based on the expert opinion of its legal consultants, in spite of the said court's decision, claiming that KCTR possesses valid claims against the requirement and that the chances of success in the said appeal are greater than 50%. In addition, KCTR intends to apply to the Supreme Court to delay implementation of the verdict until the Supreme Court ruling on appeals as submitted by KCTR.

It should be noted that the court in Turkey is still discussing several additional appeals regarding the outstanding tax demand, concerning which no decision has yet been made.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE  2        -    SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

b.	(cont.)

The principal on account of those appeals that have yet to be discussed by the court amounts to YTL 23.9 million (approximately USD 13.4 million) and sums up to approximately  YTL 101.6 million, including interest and fines (approximately USD 57.2 million).

According to the accounting policy of the company, the fact that the decision of the court had been handed down, even if appealable with great chances of success, creates a situation where it is "more likely than not" that payments will be made on account of these tax requirements. Consequently, during the reported period, the company included a provision on account of its share pertaining to the awarded sums, as mentioned above amounts to NIS 37.2 million

Regarding appeals and sums regarding which no ruling has been handed down by the court in Turkey, it is company policy to examine, based on the expert opinion of the KCTR legal consultants, the probability that payments will have to be made on account of these appeals, while taking into consideration all the relevant circumstances.

In light of the fact that the legal consultants of KCTR estimate the probability of success, on finishing all legal proceedings – that is, after submission if required, of another appeal, in the appeals regarding which no ruling has yet been handed down, as being greater than 50%, the company did not include in its financial statements, a provision on account of the potential tax liability that is inherent in those matters regarding which a ruling has not yet been handed down.

It should be noted that the financial statements of investee company Hogla Kimberly, that include the financial statements of KCTR by way of consolidation, which are in turn included in the financial statements of the company, were approved prior to the receipt of the ruling from the court in Turkey and these consequently do not include a provision on account of the sums for which a court ruling in Turkey has already been handed down, as mentioned above.

NOTE 3         -    SUBSEQUENT EVENTS

a.
On May 27, 2011 the Company published a shelf prospectus that was amended on June 19, 2011 by which the Company issued on July 4, 2011, debentures (Series 5) of the Company, by way of extending a series issued on May 23, 2010. The Company has offered an amount of NIS 220,000 thousands par value of debentures (Series 5) issued in return for NIS 218,020 thousands bearing an interest rate of 5.85%. The principal is payable in five annual equal payments, each on November 30th of the years 2013-2017. The interest is payable half annually each on May 31st and November 30th of the years 2011-2017.

The net proceed of the offering net of issue expenses is NIS 216,324 thousands.

b.
On July 18, 2011 the Company granted to a subsidiary a short-term loan (on call) in the amount of NIS 23 million, carries a variable rate of prime less 0.8%. The loan is for a period of seven days. Renewal of the loan (in whole or in part) for further periods of seven days at a time is subject to the consent of the parties and subject to payment of accrued interest until the date of repayment.

Exhibit 4

Enclosed please find the financial reports of the following associated company:

-	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2011

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2011

Report on review of interim Financial Information to the shareholders of Hogla-Kimberly Ltd.

Introduction

We have reviewed the accompanying Condensed Interim Consolidated statement of financial position of Hogla Kimberly LTD. ("the Company") as of June 30, 2011 and the related Condensed Interim Consolidated statements of income, statement of comprehensive income, changes in equity and cash flows for the six and three months period then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Company". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Without qualifying our opinion, we draw attention to note 3D to the financial statements with regards to petition that was filed against the company for the approval of class action.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel

26 July, 2011

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	As of June 30,		As of December 31,
	2011	2010	2010
	(Unaudited)
Current Assets
Cash and cash equivalents	13,432	49,543	16,732
Trade receivables	342,422	314,423	289,094
Inventories	264,711	226,132	241,803
Current tax assets	-	44	54
Other current assets	10,348	7,832	7,178
	630,913	597,974	554,861
Non-Current Assets
VAT Receivable	46,867	49,013	51,223
Property plant and equipment	349,958	331,349	350,560
Goodwill	15,758	18,208	17,033
Employee benefit asset	607	575	639
Deferred tax assets	4,099	5,263	3,864
Land lease	1,573	1,701	1,637
Other Non-current assets	400	-	-
	419,262	406,109	424,956
	1,050,175	1,004,083	979,817
Current Liabilities
Borrowings	94,872	35,659	36,640
Trade payables	363,357	329,804	329,916
Employee benefit obligations	14,804	13,890	12,810
Current tax liabilities	13,608	9,976	22,583
Dividend payables	-	40,000	5,000
Other payables and accrued expenses	40,886	52,913	44,054
	527,527	482,242	451,003
Non-Current Liabilities
Borrowings	-	20,530	6,941
Employee benefit obligations	8,042	7,452	7,899
Deferred tax liabilities	36,216	34,780	35,370
	44,258	62,762	50,210
Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(98,309)	(66,030)	(82,338)
Retained earnings	311,453	259,863	295,696
	478,390	459,079	478,604
	1,050,175	1,004,083	979,817

G. CalovoPaz	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: July 26, 2011.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)

Revenue	837,178	858,896	421,325	416,540	1,697,509
Cost of sales	587,920	578,059	292,639	277,791	1,165,219
Gross profit	249,258	280,837	128,686	138,749	532,290

Operating costs and expenses
Selling and marketing expenses	153,761	159,422	79,635	78,340	288,061
General and administrative expenses	35,654	31,413	18,033	14,438	62,357
Other Income	-	(3,131)	-	-	(4,731)
Operating profit	59,843	93,133	31,018	45,971	186,603

Finance expenses	(3,290)	(3,257)	(1,333)	49	(8,110)
Finance income	3,227	1,153	2,150	(1,787)	12,104

Profit before tax	59,780	91,029	31,835	44,233	190,597
Income taxes	14,023	22,169	8,256	10,653	45,904

Profit for the period	45,757	68,860	23,579	33,580	144,693

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)

Profit for period	45,757	68,860	23,579	33,580	144,693
Exchange differences arising on translation of foreign operations	(16,546)	(5,887)	(13,221)	1,417	(21,341)
Cash flow hedges	301	(805)	68	518	(2,315)
Transfer to profit or loss from equity on cash flow hedge	459	821	(126)	1,008	1,192
Income (expenses) tax relating to components of other comprehensive income	(185)	(3)	17	(382)	282

Other comprehensive income for the period (net of tax)	(15,971)	(5,874)	(13,262)	2,561	(22,182)

Total comprehensive income for the period	29,786	62,986	10,317	36,141	122,511

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Six months ended June 30, 2011 (unaudited)

Balance - January 1, 2011	29,638	235,608	(81,569)	(769)	295,696	478,604
Profit for the period	-	-	-	-	45,757	45,757
Exchange differences arising on translation of foreign operations	-	-	(16,546)	-	-	(16,546)
Cash flow hedges	-	-	-	575	-	575
Dividend	-	-	-	-	(30,000)	(30,000)
Balance - June 30, 2011	29,638	235,608	(98,115)	(194)	311,453	478,390

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Six months ended June 30, 2010 (unaudited)

Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the period	-	-	-	-	68,860	68,860
Exchange differences arising on translation of foreign operations	-	-	(5,887)	-	-	(5,887)
Cash flow hedges	-	-	-	13	-	13
Dividend	-	-	-	-	(60,000)	(60,000)
Balance – June 30, 2010	29,638	235,608	(66,115)	85	259,863	459,079

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Three months ended June 30, 2011 (unaudited)

Balance – March 31, 2011	29,638	235,608	(84,894)	(153)	287,874	468,073
Profit for the period	-	-	-	-	23,579	23,579
Exchange differences arising on translation of foreign operations	-	-	(13,221)	-	-	(13,221)
Cash flow hedges	-	-	-	(41)	-	(41)
Balance – June 30, 2011	29,638	235,608	(98,115)	(194)	311,453	478,390

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Three months ended June 30, 2010 (unaudited)

Balance – March 31, 2010	29,638	235,608	(67,532)	(1,059)	266,283	462,938
Profit for the period	-	-	-	-	33,580	33,580
Exchange differences arising on translation of foreign operations	-	-	1,417	-	-	1,417
Cash flow hedges	-	-	-	1,144	-	1,144
Dividend	-	-	-	-	(40,000)	(40,000)
Balance – June 30 , 2010	29,638	235,608	(66,115)	85	259,863	459,079

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Year ended December 31, 2010
Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the year	-	-	-	-	144,693	144,693
Exchange differences arising on translation Of foreign operations	-	-	(21,341)	-	-	(21,341)
Cash flow hedges	-	-	-	(841)	-	(841)
Dividend	-	-	-	-	(100,000)	(100,000)
Balance - December 31, 2010	29,638	235,608	(81,569)	(769)	295,696	478,604

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)

Cash flows – operating activities
Profit for the period	45,757	68,860	23,579	33,580	144,693
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	(37,071)	(39,824)	(19,319)	(59,029)	(22,424)
Net cash provided by (used in) operating activities	8,686	29,036	4,260	(25,449)	122,269

Cash flows – investing activities
Acquisition of property plant and equipment	(25,705)	(23,843)	(11,856)	(10,289)	(62,564)
Proceeds from disposal of Property plant and equipment	62	22	61	9	168
Proceeds from realization of trademark	-	3,131	-	-	3,131
Interest received	3	97	1	64	2,532
Net cash used in investing activities	(25,640)	(20,593)	(11,794)	(10,216)	(56,733)

Cash flows – financing activities
Dividend paid	(35,000)	(60,000)	(30,000)	(20,000)	(135,000)
Borrowings paid	(13,206)	(12,473)	(6,650)	(6,281)	(25,307)
Short-term bank credit	65,667	9,050	40,878	9,013	9,975
Interest paid	(2,983)	(1,548)	(1,453)	(1,162)	(4,048)
Net cash provided by(used in) financing activities	14,478	(64,971)	2,775	(18,430)	(154,380)

Net decrease in cash and cash equivalents	(2,476)	(56,528)	(4,759)	(54,095)	(88,844)
Cash and cash equivalents – beginning of period	16,732	106,996	18,772	103,100	106,996
Effects of exchange rate changes on the balance of cash held in foreign currencies	(824)	(925)	(581)	538	(1,420)
Cash and cash equivalents - end of period	13,432	49,543	13,432	49,543	16,732

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)

A. Adjustments to reconcile operating profit to net cash generated (used) by operating activities

Finance expenses paid adjustment to profit	2,980	1,451	1,452	1,098	1,516
Taxes on income recognized in profit and loss	14,023	22,169	8,256	10,653	45,904
Depreciation and amortization	15,895	14,700	7,591	7,110	31,195
Capital loss on disposal of property, plant and equipment	697	890	616	696	991
Capital gain from realization of trademark	-	(3,131)	-	-	(3,131)

Changes in assets and liabilities:

Increase in trade receivables	(58,707)	(30,931)	(11,753)	(366)	(13,419)
Increase in other current assets	(3,262)	(2,095)	(2,719)	(1,440)	(1,485)
Increase in inventories	(28,894)	(47,273)	(23,318)	(42,863)	(68,657)
Increase in trade payables	32,824	36,475	15,695	8,342	33,914
Net change in balances with related parties	8,701	20,019	(5,247)	(6,749)	27,266
Decrease in other payables and accrued expenses	(1,478)	(12,024)	(958)	(11,065)	(21,357)
Decrease (increase) in other long term assets	148	(2,987)	660	(4,891)	(8,795)
Change in employee benefit obligations, net	2,471	979	1,471	(295)	507
	(14,602)	(1,758)	(8,254)	(39,770)	24,449
Income taxes received	-	67		67	7,273
Income taxes paid	(22,469)	(38,133)	(11,065)	(19,326)	(54,146)
	(37,071)	(39,824)	(19,319)	(59,029)	(22,424)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 1  -          DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24

Interested Parties	-	as defined in the Israeli Securities law and Regulations 1968.

Controlling Shareholder	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – "Interim Financial Reporting".

The unaudited condensed interim consolidated financial statements as of June 30, 2011 and for the six and three months then ended (“interim financial statements") of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2010 and for the year then ended, including the notes thereto.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group's financial statements for the year ended December 31, 2010.

C.	Standards and Improvements issued but are not yet effective.

•	Amendments to IAS 1 – Presentation of Financial Statements

The main change resulting from the amendments was a requirement for entities to group items presented in other comprehensive income ("OCI") on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

The amendments did not change the option to present items of OCI either before tax or net of tax. However, if the items are presented before tax then the tax related to each of two groups of OCI items must be shown separately.

The amendment is effective for annual period commencing on January 2013.

The company's management estimates that the effect of the adoption of the standard on the financial statements of the company will be insignificant.

•	IFRS 10 – Consolidated Financial Statements

IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.

IFRS 10 present principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

The amendment is effective for annual period commencing on January 2013.

The company's management estimates that the effect of the adoption of the standard on the financial statements of the company will be insignificant.

•	IFRS 12 – Disclosure of Interests in other Entities

IFRS 12 Including disclosure requirements to entities that have an interest in subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

The amendment is effective for annual period commencing on January 2013.

The company's management estimates that the effect of the adoption of the standard on the financial statements of the company will be insignificant.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Israel NIS exchange rate vis-a-vis Turkish Lira (NIS per TL)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

June 30, 2011	2.105	3.415	120.38
June 30, 2010	2.432	3.875	115.53
December 31, 2010	2.275	3.549	117.82

Increase (decrease) during the:	%	%	%
Six months ended June 30, 2011	(7.47)	(3.78)	2.17
Three months ended June 30, 2011	(6.57)	(1.9)	1.47
Six months ended June 30, 2010	(2.36)	2.65	0.66
Three months ended June 30, 2010	0.66	4.36	1.53
Year ended December 31, 2010	(8.67)	(5.99)	2.66

NOTE 3  -          SIGNIFICANT TRANSACTIONS AND EVENTS

A.
Following the June Board decision from July 27, 2010 to distribute a dividend in the amount of NIS 40 million from unapproved enterprise earnings, an amount of NIS 35 million was paid on November 29, 2010 and the other NIS 5 million was paid on March 24, 2011.

B.	On February 23, 2011 the board of directors declared dividend distribution of NIS 30 million from the unapproved enterprise retained earnings. The dividend was paid on June 30, 2011.

C.	During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 153 millions YTL (approximately 94.3 millions USD) including interest and penalty.

On July 2010, an amount of 264 thousands YTL was paid to Turkish Tax Authorities regarding settlement in the stamp duty issue.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 3  -          SIGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

C.	(Cont.)

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), during 2010 KCTR has filed appeals to the court against the demand of the tax authorities, based on its tax consultant opinion in Turkey. On July 28, 2011, the court handed down its decision regarding some of the appeals (which reflected 18.2% of the claim's amount including fines), pursuant to which KCTR is required to make payments to the tax authorities in the amount of 6.6 million YTL, including VAT, with the addition of interest and fines (as at the date of the decision) the amount is 25 million YTL (approximately $14.8 million).

KCTR intends to appeal the decision of the court. The management of KCTR, based on its legal consultant opinion, believes that KCTR possesses valid claims against the demand and that the chances of success in the appeal are greater than 50%. Consequently, no provision was created in the financial statements for June 30, 2011, on account of this matter.

D.
On May 2, 2011 a petition was filed against the company, for the approval of a class action. According to the petition, the plaintiff claimed that Huggies diapers, marketed by the company, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.2 billion. At this early stage the company's legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved.

NOTE 4  -          RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	June 30,		December 31,
	2011	2010	2010
	(Unaudited)
Trade receivables	28,953	31,349	27,968
Other current assets	4,567	4,596	3,228
Trade payables	95,229	80,014	84,629

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011

NOTE 4  -          RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	(Unaudited)		(Unaudited)
Sales to related parties	66,328	96,708	16,744	45,006	222,018
Cost of sales	154,743	152,139	77,034	80,204	328,466
Royalties to the shareholders	14,826	14,601	7,991	6,896	29,780
General and administrative expenses	5,611	4,517	2,494	1,439	9,707

NOTE 5  -          INCOME TAX CHARGE

The effective tax rate for the three months period ended June 30, 2011 is 23.5%

NOTE 6  -          SUBSEQENT EVENTS

On July 26, 2011 the board of directors declared dividend distribution of NIS 30 million from the unapproved enterprise retained earnings.  Actual payment will take place at Q4/2011.